--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  ---------------------------------------------


                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 4)
                                (FINAL AMENDMENT)

                  ---------------------------------------------


                          Cyprus Amax Minerals Company
                            (Name of Subject Company)

                                 CAV Corporation
                                       and
                            Phelps Dodge Corporation
                                    (Bidders)
                  ---------------------------------------------


                           Common Stock, no par value
           (Including the associated preferred share purchase rights)
                        (Title of Classes of Securities)
                  ---------------------------------------------


                            496902107 (Common Stock)
                      (CUSIP Number of Class of Securities)
                  ---------------------------------------------
                              S. David Colton, Esq.
                       Vice President and General Counsel
                            Phelps Dodge Corporation
                            2600 North Central Avenue
                           Phoenix, Arizona 85004-3014
                               Tel. (602) 234-8100
                           --------------------------
                                   Copies to:
        Michael W. Blair, Esq.                       Stephen R. Volk, Esq.
        Debevoise & Plimpton                         David W. Heleniak, Esq.
        875 Third Avenue                             Shearman & Sterling
        New York, New York 10022                     599 Lexington Avenue
        Tel. (212) 909-6000                          New York, New York 10022
                                                     Tel.  (212) 848-4000


                           CALCULATION OF FILING FEE

        ===============================================================
                Transaction Valuation   |   Amount of Filing Fee
                                        |
        ---------------------------------------------------------------
                    $1,557,511,057*     |        $311,502
        ---------------------------------------------------------------
[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            $404,698
         Form or Registration No.:          333-86061
         Filing Party:                      Phelps Dodge Corporation
         Date Filed:                        August 27, 1999


* For purposes of calculating the filing fee only. This calculation assumes that 90,454,100 shares of common stock, no par value per share, of Cyprus Amax Minerals Company will be exchanged for shares of common stock, $6.25 par value per share, of Phelps Dodge Corporation. Pursuant to Rules 0-11 (d) and 0-11 (a) (4) of the Securities Exchange Act of 1934, as amended, the filing fee was based upon the average of the high and low prices of Cyprus Amax Minerals Company common stock on August 31, 1999, as reported on the New York Stock Exchange Composite Tape.

** The filing fee is calculated by taking 1/50 of 1% of the Transaction Valuation, pursuant to Rule 0-11 (d) of the Exchange Act.

--------------------------------------------------------------------------------
1.           Name of Reporting Persons
             Phelps Dodge Corporation
             SS. or I.R.S. Identification No. of Above Person
             13-1808503
--------------------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of Group

                              (a) [  ]
                              (b) [  ]
--------------------------------------------------------------------------------
3.           SEC Use only


--------------------------------------------------------------------------------
4.           Sources of Funds


             WC, BK
--------------------------------------------------------------------------------
5.           Check if Disclosure of Legal Proceedings is Required Pursuant to
             Item 2(e) or 2(f)
                                                                           [  ]


--------------------------------------------------------------------------------
6.           Citizenship or Place of Organization


             New York
--------------------------------------------------------------------------------
7.           Aggregate Amount Beneficially Owned by Each Reporting Person


             Approximately 81,750,496 shares of Common Stock, no par value per share
--------------------------------------------------------------------------------
8.           Check if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                           [  ]

--------------------------------------------------------------------------------
9.           Percent of Class Represented by Amount in Row (7)


             89.9% of Common Stock, no par value per share
--------------------------------------------------------------------------------
10.          Type of Reporting Person


             CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.           Name of Reporting Persons
             CAV Corporation
             S.S. or I.R.S. Identification No. of Above Person
             N/A
--------------------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of Group

                              (a) [  ]
                              (b) [  ]
--------------------------------------------------------------------------------
3.           SEC Use only


--------------------------------------------------------------------------------
4.           Sources of Funds

             WC, BK
--------------------------------------------------------------------------------
5.           Check if Disclosure of Legal Proceedings is Required Pursuant to
             Item 2(e) or 2(f)
                                                                           [  ]


--------------------------------------------------------------------------------
6.           Citizenship or Place of Organization

             Delaware
--------------------------------------------------------------------------------
7.           Aggregate Amount Beneficially Owned by Each Reporting Person


             Approximately 81,750,496 shares of Common Stock, no par value per share
--------------------------------------------------------------------------------
8.           Check if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                           [  ]

--------------------------------------------------------------------------------
9.           Percent of Class Represented by Amount in Row (7)


             89.9% of Common Stock, no par value per share
--------------------------------------------------------------------------------
10.          Type of Reporting Person


             CO
--------------------------------------------------------------------------------

         By this Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), and its wholly owned subsidiary, CAV Corporation, a Delaware corporation ("Purchaser"), hereby amend and supplement their Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on September 3, 1999, as amended on September 22, 1999, September 27, 1999 and October 1, 1999, with respect to the Purchaser's exchange offer to acquire all outstanding shares of common stock, no par value per share, and the associated preferred share purchase rights (each, a "Cyprus Amax Share" and collectively, the "Cyprus Amax Shares"), of Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax"), at a share price of, subject to proration, either $20.54, net to the seller in cash, or 0.3500 shares of Phelps Dodge per Cyprus Amax Share, upon the terms and subject to the conditions set forth in the Phelps Dodge prospectus, dated September 2, 1999, as amended (the "Prospectus") and in the related Letter of Election and Transmittal, which together constitute the Offer. Pursuant to Instruction F of Schedule 14D-1, this statement is submitted in satisfaction of the reporting obligation of the Purchaser under Section 13(d) of the Securities Exchange Act of 1934, as amended.


Item 4 is hereby amended and supplemented as follows:

Item 4.  Source and Amount of Funds or Other Consideration.

         Phelps Dodge estimates that the total amount of funds required pursuant to the Cyprus Amax exchange offer to pay the cash consideration in connection with the exchange of all Cyprus Amax shares outstanding will be approximately $691 million. Phelps Dodge expects to obtain these funds from cash on hand, from its existing revolving credit facility, and from the additional credit facility described below.

         Phelps Dodge has entered into a Credit Agreement, dated as of October 18, 1999, with Citibank, N.A., as Administrative Agent and as a lender, First Union National Bank and Morgan Guaranty Trust Company of New York, as Syndication Agents and as lenders, Salomon Smith Barney Inc., as Arranger and Book Manager, and other lenders that may become parties thereto. Under this Credit Agreement, the lenders will provide Phelps Dodge with a $650 million revolving credit facility that Phelps Dodge may use to pay cash consideration in connection with the Cyprus Amax exchange offer and for general corporate purposes.

         The lenders' obligations to make loans under this credit facility are subject to customary conditions, including (i) completion of the Cyprus Amax exchange offer; (ii) absence of any material adverse change to Phelps Dodge since December 31, 1998; and (iii) accuracy and completeness of representations and warranties made by Phelps Dodge and information furnished by Phelps Dodge.

         Loans under the credit facility will be unsecured, and will bear interest, at Phelps Dodge's option, at either (a) Citibank's base rate, or (b) LIBOR plus a variable margin of between 0.40% and 2.00% (plus an additional premium of 0.25% if amounts are drawn after

December 20, 1999), depending on Phelps Dodge's credit rating and the amount Phelps Dodge has outstanding under the facility from time to time. The facility will terminate on the earlier of January 31, 2000 or the date on which the Phelps Dodge/Cyprus Amax merger is completed.


Item 5 is hereby amended and supplemented as follows:

Item 5.  Purpose of the Tender Offer and Plans or Proposals of Bidder.

         In accordance with the Agreement and Plan of Merger, dated as of September 30, 1999, among Phelps Dodge, the Purchaser and Cyprus Amax (the "Merger Agreement"), upon purchase by Purchaser of Cyprus Amax Shares, Phelps Dodge is entitled to designate a certain number of directors on the Cyprus Amax Board of Directors. As of October 16, 1999, eight members of the Board of Directors resigned and were replaced by two designees of Phelps Dodge, Douglas
C. Yearley and J. Steven Whisler. Two of the current Cyprus Amax Board members, Willam C. Bousquette and Milton H. Ward, will remain on the Cyprus Amax Board until completion of the merger between Purchaser and Cyprus Amax. As of October 23, 1999, Manuel J. Iraola will be Phelps Dodge's third designee to the Cyprus Amax Board.


Item 6 is hereby amended and supplemented as follows:

Item 6.  Interest in Securities of the Subject Company.

         (a) - (b) The Offer expired at 12:00 midnight, New York City time, on October 15, 1999. According to a preliminary count by ChaseMellon Shareholder Service, L.L.C., the exchange agent for the Offer, there were tendered and not withdrawn approximately 81,750,496 Cyprus Amax Shares. The Cyprus Amax Shares tendered include approximately 17,280,264 shares tendered pursuant to Notices of Guaranteed Delivery. On October 17, 1999, the Purchaser accepted for payment all of such Cyprus Amax Shares. A copy of the press release issued on October 18, 1999 by Phelps Dodge with respect to the foregoing is attached hereto as Exhibit (a)(20) and incorporated by reference herein.


Item 9 is hereby amended and supplemented as follows:

Item 9.  Financial Statements of Certain Bidders.

         Phelps Dodge released its Third Quarter results on October 12, 1999. This information was filed with the Commission on Current Report Form 8-K on October 13, 1999 and is hereby incorporated by reference herein.


Item 10 is hereby amended and supplemented as follows:

Item 10.  Additional Information.

         (f) Phelps Dodge announced on October 13, 1999 that its shareholders, at a special meeting held that date, approved the issuance of Phelps Dodge shares in connection with the exchange offers to acquire Cyprus Amax and Asarco Incorporated. This information was filed with the Commission on Current Report Form 8-K the same day and is hereby incorporated by reference herein.


Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

Item 11.   Material to be filed as Exhibits.

        Exhibit  (a)(20) Press release issued by Phelps Dodge Corporation on
                         October 18, 1999.
                 (b)(2) Phelps Dodge Credit Agreement, dated as of October 18, 1999, with Citibank, N.A., as Administrative Agent and as a lender, First Union National Bank and Morgan Guaranty Trust Company of New York, as Syndication Agents and as lenders, Salomon Smith Barney Inc., as Arranger and Book Manager, and other lenders that may become parties thereto.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         Phelps Dodge Corporation

                                         By:/s/ Ramiro G. Peru
                                            ------------------------------------
                                            Name:  Ramiro G. Peru
                                            Title: Chief Financial Officer and
                                                   Senior Vice President


October 19, 1999

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         CAV Corporation

                                         By:/s/ Ramiro G. Peru
                                            ------------------------------------
                                            Name:  Ramiro G. Peru
                                            Title: Vice President and Treasurer

October 19, 1999

                                  EXHIBIT INDEX

                                                                    Sequentially
Exhibit                                                               Numbered
Number                                Description                       Page
-------                               -----------                   ------------

(a)(20) Press release issued by Phelps Dodge Corporation on October 18, 1999.
(b)(2) Phelps Dodge Credit Agreement, dated as of October 18, 1999, with Citibank, N.A., as Administrative Agent and as a lender, First Union National Bank and Morgan Guaranty Trust Company of New York, as Syndication Agents and as lenders, Salomon Smith Barney Inc., as Arranger and Book Manager, and other lenders that may become parties thereto.

                                                                 Exhibit (a)(20)


FOR IMMEDIATE RELEASE

Contacts:
Investors                                  Media
Phelps Dodge                               Phelps Dodge
Thomas M. Foster                           Susan M. Suver
(602) 234-8139                             (602) 234-8003
Gregory W. Stevens
(602) 234-8166
Arthur Schmidt & Associates, Inc.          Sard Verbinnen & Co
Martin Zausner/Alan Weinstein/Joan Harper  George Sard/David Reno/Paul Caminiti
(212) 953-5555                             (212) 687-8080


         PHELPS DODGE ANNOUNCES EXPIRATION OF CYPRUS AMAX EXCHANGE OFFER
 ------------------------------------------------------------------------------

      PHOENIX, AZ, October 18, 1999 - Phelps Dodge Corporation (NYSE: PD) announced today that its offer to exchange $7.61 in cash and 0.2203 Phelps Dodge shares for each share of Cyprus Amax Minerals Company (NYSE: CYM) on a fully prorated basis expired at 12:00 midnight, New York City time, October 15, 1999.

      Phelps Dodge said that it has been informed by ChaseMellon Shareholder Services, the exchange agent for the offer, that based on a preliminary count, approximately 81,750,496 shares of Cyprus Amax stock have been tendered, representing approximately 89.87% of the outstanding shares of Cyprus Amax. Of the approximately 81,750,496 shares tendered, approximately 51,822,175 elected cash, 29,576,966 elected stock and 351,355 made no election. The total shares tendered include 17,280,264 shares tendered pursuant to notices of guaranteed delivery. All shares of Cyprus Amax tendered were accepted for exchange by Phelps Dodge according to the terms of the exchange offer.

      Based on preliminary tabulations, since the cash election was oversubscribed, all Cyprus Amax shareholders requesting stock will receive
0.3500 Phelps Dodge shares per Cyprus Amax share. Those shareholders requesting cash will be prorated to receive approximately $13.36 in cash and approximately
0.1223 shares of Phelps Dodge common stock per Cyprus Amax share. Phelps Dodge is in the process of determining the exact proration, which it expects to announce later this week and commence payment.

      Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge, said, "We are another step closer to completing the Cyprus Amax acquisition and beginning to realize its compelling benefits for shareholders of both companies."

      Phelps Dodge Corporation is among the world's largest producers of copper. The company also is one of the world's largest producers of carbon black, one of the world's largest manufacturers of magnet wire, and has operations and investments in mines and wire and cable manufacturing facilities around the world. Phelps Dodge has operations in 28 countries.

                                                                  Exhibit (b)(2)

                                U.S. $650,000,000



                                CREDIT AGREEMENT

                          Dated as of October 18, 1999

                                      among

                            PHELPS DODGE CORPORATION

                                   as Borrower

                                       and

                            THE LENDERS PARTY HERETO

                                       and

                                 CITIBANK, N.A.

                             as Administrative Agent

                                       and

                            FIRST UNION NATIONAL BANK

                                       and

                    MORGAN GUARANTY TRUST COMPANY OF NEW YORK

                              as Syndication Agents

                                       and

                            SALOMON SMITH BARNEY INC.

                          as Arranger and Book Manager





                           WEIL, GOTSHAL & MANGES LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119

                                TABLE OF CONTENTS

                                                                            Page


Article I      DEFINITIONS AND ACCOUNTING TERMS................................1

      Section 1.1.  Certain Defined Terms......................................1

      Section 1.2.  Computation of Time Periods...............................13

      Section 1.3.  Accounting Terms..........................................13

      Section 1.4.  Certain Terms.............................................13

Article II     AMOUNTS AND TERMS OF THE ADVANCES..............................13

      Section 2.1.  The Advances..............................................13

      Section 2.2.  Making the Advances.......................................14

      Section 2.3.  Fees......................................................15

      Section 2.4.  Termination or Reduction of the Commitments...............16

      Section 2.5.  Repayment of Advances.....................................16

      Section 2.6.  Interest on Advances......................................16

      Section 2.7.  Interest Rate Determination...............................17

      Section 2.8.  Optional Conversion of Advances...........................18

      Section 2.9.  Prepayments of Advances...................................18

      Section 2.10. Increased Costs...........................................19

      Section 2.11. Illega1ity................................................19

      Section 2.12. Payments and Computations.................................20

      Section 2.13. Taxes.....................................................21

      Section 2.14. Sharing of Payments, Etc. ................................23

      Section 2.15. Evidence of Debt..........................................24

      Section 2.16. Use of Proceeds...........................................25

Article III    CONDITIONS TO EFFECTIVENESS AND LENDING........................25

      Section 3.1.  Conditions Precedent to Effectiveness of Section 2.1......25

      Section 3.2.  Conditions Precedent to Each Revolving Credit Borrowing
            and Extension Date................................................27

      Section 3.3.  Determinations Under Section 3.1..........................27

Article IV      REPRESENTATIONS AND WARRANTIES................................28

      Section 4.1.  Representations and Warranties of the Borrower............28

Article V      COVENANTS OF THE BORROWER......................................33

                               TABLE OF CONTENTS
                                  (continued)


                                                                            Page

      Section 5.1.  Affirmative Covenants.....................................33

      Section 5.2.  Financial Covenants.......................................36

      Section 5.3.  Negative Covenants........................................36

Article VI     EVENTS OF DEFAULT..............................................39

      Section 6.1.  Event of Default..........................................39

Article VII    THE AGENT......................................................42

      Section 7.1.  Authorization and Action..................................42

      Section 7.2.  Agent's Reliance, Etc. ...................................42

      Section 7.3.  Citibank and Affiliates...................................42

      Section 7.4.  Lender Credit Decision....................................43

      Section 7.5.  Indemnification...........................................43

      Section 7.6.  Successor Agent...........................................43

      Section 7.7.  Other Agents..............................................44

Article VIII   MISCELLANEOUS..................................................44

      Section 8.1.  Amendments Etc. ..........................................44

      Section 8.2.  Notices, Etc. ............................................44

      Section 8.3.  No Waiver; Remedies.......................................45

      Section 8.4.  Costs and Expenses; Indemnity.............................45

      Section 8.5.  Right of Setoff...........................................46

      Section 8.6.  Binding Effect............................................47

      Section 8.7.  Assignments and Participations............................47

      Section 8.8.  Confidentiality...........................................50

      Section 8.9.  Governing Law.............................................50

      Section 8.10. Execution in Counterparts.................................50

      Section 8.11. Jurisdiction, Etc. .......................................50

      Section 8.12. Waiver of Jury Trial......................................51

                                TABLE OF CONTENTS
                                   (continued)



Schedules
---------

Schedule I     --    Lenders and Commitments
Schedule II    --    Applicable Facility Fee Rate, Applicable Margin and
                     Applicable Utilization Fee Rate
Schedule III   --    The Borrower and Its Subsidiaries

Exhibits
--------

Exhibit A      --    Form of Revolving Credit Promissory Note
Exhibit B      --    Form of Notice of Revolving Credit Borrowing
Exhibit C      --    Form of Assignment and Acceptance
Exhibit D1     --    Forms of Opinion of Internal Counsel for the Borrower
Exhibit D2     --    Form of Opinion of External Counsel for the Borrower

         CREDIT AGREEMENT, dated as of October 18, 1999, among Phelps Dodge Corporation, a New York corporation, as borrower (the "Borrower"), the Lenders (as defined below) and Citibank, N.A. ("Citibank") as administrative agent (the "Agent"). It is agreed as follows:


                                   ARTICLE I

                        DEFINITIONS AND ACCOUNTING TERMS

         Section 1.1. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         "Advance" means an advance by a Lender to the Borrower as part of a Revolving Credit Borrowing and refers to a Base Rate Advance or a Eurodollar Rate Advance (each of which shall be "Type" of Advance).

         "Affiliate" means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person. For purposes of this definition, the term "control" (including the terms "controlling", "controlled by" and "under common control with") of a Person means the possession, direct or indirect, of the power to vote 20% or more of the Voting Stock of such Person or to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by contract or otherwise.

         "Agent's Account" means the account of the Agent maintained by the Agent at Citibank at its office at 399 Park Avenue, New York, New York 10043, Account No. 36852246, Attention: Leonard Sarcona.

         "Agreement" means this Credit Agreement.

         "Applicable Lending Office" means, with respect to each Lender, such Lender's Domestic Lending Office in the case of a Base Rate Advance and such Lender's Eurodollar Lending Office in the case of a Eurodollar Rate Advance.

         "Applicable Facility Fee Rate" means, at any time, the rate per annum set forth on Schedule II hereof under the heading "Applicable Facility Fee Rate" corresponding to the Borrower's long-term senior unsecured non-credit-enhanced debt as rated by Moody's and/or Standard & Poor's at such time as set forth on such Schedule II.

         "Applicable Margin" means, at any time, (a) for Base Rate Advances, 0% per annum and (b) for Eurodollar Rate Advances, as of any date, the rate per annum set forth on Schedule II hereof under the heading "Applicable Margin" corresponding to the Borrower's long-term senior unsecured non-credit-enhanced debt as rated by Moody's and/or Standard & Poor's at such time as set forth on such schedule, provided that for Base Rate Advances and Eurodollar Rate Advances the Applicable Margin shall be increased by an additional 0.25% per annum from and after December 20, 1999.

         "Applicable Utilization Fee Rate" means, at any time, the rate per annum set forth on Schedule II hereof under the heading "Applicable Utilization Fee Rate" corresponding to the Borrower's long-term unsecured non-credit-enhanced debt as rated by Moody's and/or Standard & Poor's at such time as set forth on such Schedule II.

         "Assignment and Acceptance" means an assignment and acceptance entered into by a Lender and an Eligible Assignee, and accepted by the Agent and (if its consent is required pursuant to the terms hereof) the Borrower, in substantially the form of Exhibit C hereto.

         "Attributable Debt" means, at any time, the present value, discounted at a rate per annum equal to the weighted average of the interest rates for any Advances outstanding under this Agreement, and if no Advances are outstanding under this Agreement, the Base Rate at such time, compounded quarterly, of the obligation of a lessee for rental payments (not including amounts payable by the lessee for maintenance, property taxes and insurance) during the remaining term of any lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

         "Base Rate" means a fluctuating interest rate per annum in effect from time to time, which rate per annum shall at all times be equal to the highest of:

              (a) the rate of interest announced publicly by Citibank in New York, New York, from time to time, as Citibank's base rate;

              (b) the sum (adjusted to the nearest 1/32 of 1% or, if there is no nearest 1/32 of 1%, to the next higher 1/32 of 1%) of (i) 1/2 of 1% per annum, plus (ii) the rate obtained by dividing (A) the latest three-week moving average of secondary market morning offering rates in the United States for three-month certificates of deposit of major United States money market banks, such three-week moving average (adjusted to the basis of a year of 360 days) being determined weekly on each Monday (or, if such day is not a Business Day, on the next succeeding Business Day) for the three-week period ending on the previous Friday by Citibank on the basis of such rates reported by certificate of deposit dealers to and published by the Federal Reserve Bank of New York or, if such publication shall be suspended or terminated, on the basis of quotations for such rates received by Citibank from three New York certificate of deposit dealers of recognized standing selected by Citibank, by (B) a percentage equal to 100% minus the average of the daily percentages specified during such three-week period by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, but not limited to, any emergency, supplemental or other marginal reserve requirement) for Citibank with respect to liabilities consisting of or including (among other liabilities) three-month U.S. dollar non-personal time deposits in the United States, plus (iii) the average during such three-week period of the annual assessment rates estimated by Citibank for determining the then current annual assessment payable by Citibank to the Federal Deposit Insurance Corporation (or any successor) for insuring U.S. dollar deposits of Citibank in the United States; and

              (c) 1/2 of one percent per annum above the Federal Funds Rate, or for the period from December 15, 1999 to January 15, 2000, 2 percent per annum above the Federal Funds Rate.

         "Base Rate Advance" means an Advance denominated in Dollars that bears interest as provided in Section 2.6(a)(i).

         "Borrowing" means a Revolving Credit Borrowing.

         "Business Day" means a day of the year on which banks are not required or authorized by law to close in New York City and, if the applicable Business Day relates to any Eurodollar Rate Advances, on which dealings are carried on in the London interbank market.

         "Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

         "Capitalized Lease" means any Lease of property, real, personal or mixed, in respect of which the present value (or some other computation) of the minimum rental commitment thereunder would, in accordance with GAAP in effect on the date such Lease is executed, be capitalized on a balance sheet of the lessee.

         "Capitalized Lease Obligation" means, at any time, the aggregate amounts which, in accordance with GAAP, are shown as liabilities on the balance sheet of the lessee with respect to the minimum rental commitment under a Capitalized Lease of the lessee.

         "Commitment" means as to any Lender (a) the amount set forth opposite such Lender's name on Schedule I hereof or (b) if such Lender has become a Lender hereunder pursuant to an Assignment and Acceptance, the amount set forth for such Lender in the Register maintained by the Agent pursuant to
    Section 8.7(d), as such amount may be reduced pursuant to Section 2.4.

         "Commonly Controlled Entity" means an entity, whether or not incorporated, which is under common control with the Borrower within the meaning of Section 4001 of ERISA or is part of a group which includes the Borrower and which is treated as a single employer under Section 414 of the Code.

         "Confidential Information" means information that the Borrower furnishes to the Agent or any Lender, but does not include any such information that is or becomes generally available to the public or that is or becomes available to the Agent or such Lender from a source other than the Borrower.

         "consolidated" means the consolidation of accounts in accordance with GAAP.

         "Consolidated Tangible Net Worth" means at any date, the excess at such date of total assets over total liabilities of the Borrower and its consolidated Subsidiaries determined in accordance with GAAP, on a consolidated basis, excluding, however, from the determination of total assets (i) all intangible assets such as goodwill, trade names, trademarks, patents, organization expenses, unamortized debt discount and expense and other like intangibles, (ii) to the extent not already deducted from total assets, reserves for depreciation, depletion, obsolescence and/or amortization of properties and all other reserves or appropriations of retained earnings which, in accordance with GAAP, should be established in connection with the business conducted by the relevant corporation, and
    (iii) any revaluation or other write-up in book value of assets subsequent to December 31, 1998 except in accordance with GAAP.

         "Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

         "Convert", "Conversion" and "Converted" each refers to a conversion of Advances of one Type into Advances of the other Type pursuant to Section 2.7 or 2.8.

         "Cyprus" means Cyprus Amax Minerals Company, a Delaware corporation.

         "Default" means any Event of Default or any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

         "Domestic Lending Office" means, with respect to any Lender, the office of such Lender specified as its "Domestic Lending Office" opposite its name on Schedule I hereto or in the Assignment and Acceptance pursuant to which it became a Lender, or such other office of such Lender as such Lender may from time to time specify to the Borrower and the Agent.

         "Effective Date" has the meaning specified in Section 3.1.

         "Eligible Assignee" means (i) any Lender; (ii) an Affiliate of any Lender; and (iii) any other bank or financial institution other than an Affiliate of the Borrower.

         "Environmental Action" means any action, suit, demand, demand letter, claim, notice of non-compliance or violation, notice of liability or potential liability, investigation, proceeding, consent order or consent agreement relating in any way to any Environmental Law, Environmental Permit or Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment, including, without limitation, (a) by any governmental or regulatory authority for enforcement, cleanup, removal, response, remedial or other actions or damages and (b) by any governmental or regulatory authority or any third party for damages, contribution, indemnification, cost recovery, compensation or injunctive relief.

         "Environmental Law" means any and all applicable foreign, Federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment.

         "Environmental Permit" means any permit, approval, identification number, license or other authorization required under any Environmental Law.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

         "Eurocurrency Liabilities" has the meaning assigned to that term in Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.

         "Eurodollar Lending Office" means, with respect to any Lender, the office of such Lender specified as its "Eurodollar Lending Office" opposite its name on Schedule I hereto or in the Assignment and Acceptance pursuant to which it became a Lender (or, if no such office is specified, its Domestic Lending Office), or such other office of such Lender as such Lender may from time to time specify to the Borrower and the Agent.

         "Eurodollar Rate" means, for any Interest Period for each Eurodollar Rate Advance comprising part of the same Revolving Credit Borrowing, an interest rate per annum equal to the rate per annum obtained by dividing (a) the rate per annum (rounded upward to the nearest whole multiple of 1/32 of 1% per annum) appearing on Dow Jones Markets Telerate Page 3750 (or any successor page) as the London interbank offered rate for deposits in U.S. dollars at approximately 11:00 A.M. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period or, if for any reason such rate is not available, the average (rounded upward to the nearest whole multiple of 1/32 of 1% per annum, if such average is not such a multiple) of the rate per annum at which deposits in U.S. dollars are offered by the principal office of each of the Reference Banks in London, England to prime banks in the London interbank market at 11:00 A.M. (London time) two Business Days before the first day of such Interest Period in an amount substantially equal to such Reference Bank's Eurodollar Rate Advance comprising part of such Revolving Credit Borrowing to be outstanding during such Interest Period and for a period equal to such Interest Period by (b) a percentage equal to 100% minus the Eurodollar Rate Reserve Percentage for such Interest Period. If the Dow Jones Markets Page 3750 (or any successor page) is unavailable, the Eurodollar Rate for any Interest Period for each Eurodollar Rate Advance comprising part of the same Revolving Credit Borrowing shall be determined by the Agent on the basis of applicable rates furnished to and received by the Agent from the Reference Banks two Business Days before the first day of such Interest Period, subject however to the provisions of Section 2.7.

         "Eurodollar Rate Advance" means an Advance that bears interest as provided in Section 2.6(a)(ii).

         "Eurodollar Rate Reserve Percentage" means for any Interest Period for all Eurodollar Rate Advances comprising part of the same Borrowing means the reserve percentage applicable two Business Days before the first day of such Interest Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) for a member bank of the Federal Reserve System in New York City with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Eurodollar Rate Advances is determined) having a term equal to such Interest Period.

         "Event of Default" has the meaning specified in Section 6.1.

         "Exchange Offer" means the exchange offer for the outstanding common stock of Cyprus made pursuant to the Offer to Purchase.

         "Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it.

         "Fee Letter" means the letter dated October 13, 1999 among the Borrower, Citibank and the Arranger and Book Manager.

         "GAAP" has the meaning specified in Section 1.3.

         "Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

         "Guarantee" of a Person means, at a particular date, the sum (without duplication) of the following: (a) guarantees or endorsements (other than for purposes of collection in the ordinary course of business) of, or obligations to purchase goods or services for the purpose of supplying funds for the purchase or payment of, indebtedness, liabilities or obligations of others, and other contingent liabilities in respect of, or to purchase or otherwise acquire or service, indebtedness, liabilities or obligations of others, provided that any such obligation to purchase goods or services shall be treated as Indebtedness only to the extent that payment thereunder will be required (after giving effect to any provision limiting such payments) if such property or services are not delivered to such Person, and
    (b) all indebtedness in effect guaranteed by an agreement, contingent or otherwise, to make any loan, advance, capital contribution or other investment in the debtor for the purpose of assuring a minimum equity, asset base, working capital or other balance sheet condition for any date, or to provide funds for the payment of any liability, dividend or stock liquidation payment, or otherwise to supply funds to or in any manner invest in the debtor, but only to the extent of the liability of such Person thereunder.

         "Hazardous Materials" means (a) petroleum and petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, ureaformaldehyde and radon gas and (b) any other chemicals, materials, substances or wastes designated, classified or regulated as hazardous or toxic or as a pollutant or contaminant under any Environmental Law.

         "Hedge Agreements" means interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements.

         "Indebtedness" of a Person means, at a particular date, the sum (without duplication) of the following: (a) all items of indebtedness which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person as at such date, (b) indebtedness for the repayment of borrowed money secured by any Lien existing on a Principal Property owned subject to such Lien, whether or not the indebtedness secured thereby shall have been assumed, (c) Guarantees, (d) Capitalized Lease Obligations and (e) Production Payments, provided, however, that the term "Indebtedness" shall not include liabilities in respect of advance payments made under contracts for the sale of goods and/or services, or lease obligations other than Capitalized Lease Obligations, or guarantees of any such liabilities or lease obligations.

         "Indebtedness for Money Borrowed" of a Person means, at a particular date, the sum (without duplication) of the following (a) all Indebtedness, whether or not represented by bonds, debentures, notes, commercial paper or other securities, for the repayment of borrowed money, (b) all deferred obligations for the payment of the purchase price of property or assets purchased and secured by a purchase money mortgage, conditional sale agreement, security agreement or any title retention agreement, (c) Indebtedness of the character described in clauses (b) and (c) of the definition of "Indebtedness" in Section 1.1 if such Indebtedness relates to Indebtedness for Money Borrowed of others, (d) Capitalized Lease Obligations and (e) Production Payments.

         "Indemnified Party" has the meaning specified in Section 8.4.

         "Interest Period" means, for each Eurodollar Rate Advance comprising part of the same Revolving Credit Borrowing, the period commencing on the date of such Eurodollar Rate Advance or the date of the Conversion of any Base Rate Advance into such Eurodollar Rate Advance and ending on the last day of the period selected by the Borrower pursuant to the provisions below and, thereafter, with respect to Eurodollar Rate Advances, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending on the last day of the period selected by the Borrower pursuant to the provisions below. The duration of each such Interest Period shall be seven days or one, two or three months, as the Borrower may, upon notice received by the Agent not later than 2:00 P.M. (New York City time) on the third Business Day prior to the first day of such interest Period, select; provided, however, that:

              (i) the Borrower may not select any Interest Period that ends after the Termination Date;

              (ii) Interest Periods commencing on the same date for Eurodollar Rate Advances comprising part of the same Revolving Credit Borrowing shall be of the same duration;

              (iii) whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period (other than a seven-day Interest Period) shall be extended to occur on the next succeeding Business Day, provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day; and

              (iv) whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month.

         "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

         "Lender" means each financial institution or other Person listed on
    Schedule I or that from time to time becomes a party hereto as a Lender by execution of an Assignment and Acceptance and in accordance with Section 8.7.

         "Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Capitalized Lease having substantially the same economic effect as any of the foregoing).

         "Loan Documents" means, collectively, this Agreement, any Revolving Credit Notes, the Fee Letter and each certificate, agreement, notice, request or document executed by the Borrower and delivered to the Agent or any Lender in connection with or pursuant to any of the foregoing.

         "Material Adverse Change" means a material adverse change in the financial condition of the Borrower and its Subsidiaries taken as a whole from that reflected in the Borrower's consolidated balance sheet as of December 31, 1998.

         "Materials of Environmental Concern" means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any applicable Environmental Law, including, without limitation, asbestos, polychlorinated biphenyls and ureaformaldehyde insulation.

         "Merger" means the merger of Cyprus into CAV Corporation to be made pursuant to the terms of the Merger Agreement.

         "Merger Agreement" means the agreement and plan of merger between the Borrower, CAV Corporation and Cyprus dated September 30, 1999.

         "Moody's" means Moody's Investor Service, Inc.

         "Mortgage" means any mortgage, pledge, lien, pledge or other security interest.

         "Multiemployer Plan" means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA.

         "Notice of Revolving Credit Borrowing" has the meaning specified in
    Section 2.2(a).

         "Obligations" means the Advances, and all other advances, debts, liabilities, obligations, covenants and duties owing by the Borrower to the Agent, any Lender, any Affiliate of any of them or any Indemnified Party, of every type and description, present or future, whether or not evidenced by any note, guaranty or other instrument, arising under this Agreement or under any other Loan Document, whether or not for the payment of money, arising by reason of an extension of credit, loan, guaranty, indemnification, foreign exchange transaction or Hedge Agreement or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired. The term "Obligations" includes all letter of credit, cash management and other fees and all interest, charges, expenses, fees, attorneys' fees and disbursements and other sums chargeable to the Borrower under this Agreement or any other Loan Document.

         "Offer to Purchase" means the Amended Offer to Exchange each Outstanding Share of Common Stock (including Associated Preferred Share Purchase Rights) of Cyprus Amax Mineral Company, dated October 1, 1999 and filed with the Securities and Exchange Commission on such date.

         "PBGC" means the Pension Benefit Guaranty Corporation (or any successor).

         "Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company or other entity, or a government or any political subdivision or agency thereof.

         "Plan" means at a particular time, any employee benefit plan which is covered by ERISA and in respect of which the Borrower or a Commonly Controlled Entity is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in
    Section 3(5) of ERISA.

         "Principal Domestic Subsidiary" means CAV Corporation, Cyprus (following the Merger) and each of the Subsidiaries designated as a "Principal Domestic Subsidiary" on Schedule III attached hereto.

         "Principal Property" means (a) any mineral property, located within the United States of America or its territories or possessions, of the Borrower or any Principal Domestic Subsidiary which is in production, under development or included in estimates of reserves published by the Borrower,
    (b) any concentrator, smelter, refinery, rod mill, metal fabricating plant or similar processing or manufacturing facility, located within the United States of America or its territories or possessions, of the Borrower or any Principal Domestic Subsidiary, or (c) any Capital Stock of, or any Indebtedness for Money borrowed owing to the Borrower or any other Principal Domestic Subsidiary of, any Principal Domestic Subsidiary which owns any Principal Property; provided, that Principal Property shall in any event not include any property, facility or Principal Domestic Subsidiary determined by the Board of Directors not to be of material importance to the operations of the Borrower and the Principal Domestic Subsidiaries taken as a whole.

         "Production Payment" means any arrangement providing for the sale, transfer or other disposition of (a) minerals (including coal and hydrocarbons) until the transferee thereof shall realize therefrom a specified amount of money (however determined) or a specified amount of such minerals (however determined) or (b) any interest in minerals (including coal and hydrocarbons) of the character commonly referred to as a "production payment".

         "Reference Banks" means Citibank, First Union National Bank and Morgan Guaranty Trust Company of New York.

         "Register" has the meaning specified in Section 8.7(d).

         "Related Documents" means the Merger Agreement and each other document and instrument relating to the Merger and the Exchange Offer.

         "Required Lenders" means at any time Lenders owed at least 50% in interest of the then aggregate unpaid principal amount of the Advances owing to Lenders, or, if no such principal amount is then outstanding, Lenders having at least a majority in interest of the Commitments.

         "Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the thirty day notice period is waived under subsections .12, .13, .14, .16, .18, .19 or .20 of PBGC Reg. ss. 2615.

         "Requirement of Law" means, as to any Person, any applicable law, treaty, rule or regulation or determination (including Environmental Law and ERISA) of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

         "Responsible Officer" means the chief executive officer, the president or any vice-president of the Borrower or, with respect to financial matters, the chief financial officer, any vice-president with responsibility primarily for accounting or financial matters, the treasurer or the controller of the Borrower.

         "Revolving Credit Borrowing" means a borrowing consisting of simultaneous Advances of the same Type made by each of the Lenders pursuant to Section 2.1.

         "Revolving Credit Note" means a promissory note of the Borrower payable to the order of any Lender, delivered pursuant to a request made under
    Section 2.15 in substantially the form of Exhibit A hereto, evidencing the aggregate indebtedness of the Borrower to such Lender resulting from the Advances made by such Lender.

         "Sale and Lease-Back Transactions" means any arrangement with any Person providing for the leasing by the Borrower or a Principal Domestic Subsidiary of any Principal Property (except for temporary leases for a term of not more than three years), title to which property has been or is to be sold or transferred by the Borrower or such Principal Domestic Subsidiary to such Person, except for arrangements with any Governmental Authority of the United States of America or any of its territories or possessions entered into for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such arrangement. "Single Employer Plan" means any Plan which is covered by Title IV of ERISA, but which is not a Multiemployer Plan.

         "Single Employee Plan" means any Plan which is covered by Title IV of ERISA, but which is not a Multiemployer Plan.

         "Standard & Poor's" means Standard & Poor's Ratings Service, a division of the McGraw-Hill Companies, Inc.

         "Subsidiary" means, as to any Person, a corporation, partnership or other entity of which a majority of the Voting Stock (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) is at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

         "Termination Date" means the earliest of (a) January 31, 2000, (b) as soon as practicable after the date upon which the Borrower first obtains access to cash and marketable securities of Cyprus and (c) the date of termination in whole of the Commitments pursuant to Section 2.4 or 6.1.

         "Total Capitalization" at any date, the sum of Consolidated Tangible Net Worth at such date and Indebtedness for Money Borrowed of the Borrower and its consolidated Subsidiaries determined in accordance with GAAP, on a consolidated basis, at such date.

         "Voting Stock" means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

         Section 1.2. Computation of Time Periods. In this Agreement in the computation of periods of time from a specified date to a later specified date, the word

"from" means "from and including" and the words "to" and "until" each mean "to but excluding".

         Section 1.3. Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles as in effect from time to time ("GAAP").

         Section 1.4. Certain Terms.

         (a) The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole, and not to any particular Article, Section, subsection or clause in this Agreement.

         (b) References herein to an Exhibit, Schedule, Article, Section, subsection or clause refer to the appropriate Exhibit or Schedule to, or Article, Section, subsection or clause in this Agreement.

         (c) Each agreement defined in this Article 1 shall include all appendices, exhibits and schedules thereto, and, unless specifically stated otherwise, shall include amendments, restatements, supplements or other modifications thereto, and as the same may be in effect at any and all times such reference becomes operative, but only (if required) with the prior written consent of the Required Lenders.

         (d) The term "including" when used in any Loan Document means "including without limitation".

         (e) The terms "Lender" and "Agent" include their respective successors.

         (f) Upon the appointment of any successor Agent pursuant to Section 7.6, references to Citicorp in Section 7.3 and to Citibank in the definitions of Reference Bank and Base Rate shall be deemed to refer to the financial institution then acting as the Agent or one of its Affiliates if it so designates.

                                   ARTICLE II

                        AMOUNTS AND TERMS OF THE ADVANCES

         Section 2.1. The Advances. Each Lender severally agrees, on the terms and conditions hereinafter set forth, to make Advances to the Borrower from time to time on any Business Day during the period from the Effective Date until the Termination Date in an aggregate amount not to exceed at any time outstanding such Lender's Commitment. Each Revolving Credit Borrowing shall be in an aggregate amount of $10,000,000 or an integral multiple of $5,000,000 in excess thereof and shall consist of Advances of the same Type made on the same day by the Lenders ratably according to their respective Commitments. Within the limits of each Lender's Commitment, the

Borrower may borrow under this Section 2.1, prepay pursuant to Section 2.9 and reborrow under this Section 2.1.

         Section 2.2. Making the Advances.

         (a) Each Revolving Credit Borrowing shall be made on notice, given not later than (x) 2:00 P.M. (New York City time) on the third Business Day prior to the date of the proposed Revolving Credit Borrowing in the case of a Revolving Credit Borrowing consisting of Eurodollar Rate Advances or (y) 11:00 A.M. (New York City time) on the date of the proposed Revolving Credit Borrowing in the case of a Revolving Credit Borrowing consisting of Base Rate Advances, by the Borrower to the Agent, which shall give to each Lender prompt notice thereof by telecopier or telex. Each such notice of a Revolving Credit Borrowing (a "Notice of Revolving Credit Borrowing") shall be by telephone, confirmed immediately in writing, or telecopier or telex in substantially the form of Exhibit B hereto, specifying therein the requested
    (i) date of such Revolving Credit Borrowing, (ii) Type of Advances comprising such Revolving Credit Borrowing, (iii) aggregate amount of such Revolving Credit Borrowing, and (iv) in the case of a Revolving Credit Borrowing consisting of Eurodollar Rate Advances, initial Interest Period for each such Advance. Each Lender shall, before 12:00 Noon (New York City time) on the date of such Revolving Credit Borrowing make available for the account of its Applicable Lending Office to the Agent at the Agent's Account, in same day funds, such Lender's ratable portion of such Revolving Credit Borrowing. Subject to fulfillment of the applicable conditions set forth in Article III, such Revolving Credit Borrowing will be made available to the Borrower by the Agent crediting the account of the Borrower on the books of the Agent's office (referred to in Section 8.2), or such other account as may be directed by the Borrower's written instruction to the Agent, with the aggregate of the amounts made available to the Agent by the Lenders and in like funds as received by the Agent.

         (b) Anything in clause (a) above to the contrary notwithstanding, (i) the Borrower may not select Eurodollar Rate Advances for any Revolving Credit Borrowing if the aggregate amount of such Revolving Credit Borrowing is less than $5,000,000 or if the obligation of the Lenders to make Eurodollar Rate Advances shall then be suspended pursuant to Section 2.7 or
    2.11 and (ii) the Eurodollar Rate Advances may not be outstanding as part of more than six separate Revolving Credit Borrowings.

         (c) Each Notice of Revolving Credit Borrowing shall be irrevocable and binding on the Borrower. In the case of any Revolving Credit Borrowing that the related Notice of Revolving Credit Borrowing specifies is to be comprised of Eurodollar Rate Advances, the Borrower shall indemnify each Lender against any loss, cost or expense actually incurred by such Lender as a result of any failure to fulfill on or before the date specified in such Notice of Revolving Credit Borrowing for such Revolving Credit Borrowing the applicable conditions set forth in Article III, including any loss (excluding loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to fund the Advance to be made by such Lender as part of such Revolving Credit Borrowing when such Advance, as a result of such failure, is not made on such date.

         (d) Unless the Agent shall have received notice from a Lender prior to the date of any Revolving Credit Borrowing that such Lender will not make available to the Agent such Lender's ratable portion of such Revolving Credit Borrowing, the Agent may assume that such Lender has made such portion available to the Agent on the date of such Revolving Credit Borrowing in accordance with clause (a) of this Section 2.2 and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have so made such ratable portion available to the Agent, such Lender and the Borrower severally agree to repay to the Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Agent, at (i) in the case of the Borrower, the interest rate applicable at the time to Advances comprising such Revolving Credit Borrowing and (ii) in the case of such Lender, the Federal Funds Rate. If such Lender shall repay to the Agent such corresponding amount, such amount so repaid shall constitute such Lender's Advance as part of such Revolving Credit Borrowing for purposes of this Agreement.

         (e) The failure of any Lender to make the Advance to be made by it as part of any Revolving Credit Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Advance on the date of such Revolving Credit Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Advance to be made by such other Lender on the date of any Revolving Credit Borrowing.

         Section 2.3. Fees.

         (a) Facility Fee. The Borrower agrees to pay to the Agent for the account of each Lender a facility fee on the aggregate amount of such Lender's Commitment from the date hereof at the Applicable Facility Fee Rate, payable in arrears quarterly on the last day of each March, June, September and December, commencing December 31, 1999, and on the Termination Date.

         (b) Utilization Fee. The Borrower agrees to pay to the Agent for the account of each Lender for each date prior to the Termination Date on which the aggregate outstanding Advances exceed 25% of the Commitments, a utilization fee on the aggregate amount of the outstanding Advances at the Applicable Utilization Fee Rate, payable in arrears on each date on which interest is payable pursuant to Section 2.6.

         (c) Agent's Fees. The Borrower shall pay to the Agent for its own account such fees as may from time to time be agreed between the Borrower and the Agent.

         Section 2.4. Termination or Reduction of the Commitments.

         (a) Optional. The Borrower shall have the right, upon at least one Business Day's notice to the Agent, to terminate in whole or reduce ratably in part the unused portions of the respective Commitments of the Lenders, provided that each partial reduction shall be in the aggregate amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof.

         (b) Mandatory. On the Termination Date, the Commitments of the Lenders shall be automatically and permanently cancelled and reduced to zero.

         Section 2.5. Repayment of Advances. The Borrower shall repay to the Agent for the ratable account of the Lenders on the Termination Date the aggregate principal amount of the Advances then outstanding.

         Section 2.6. Interest on Advances.

         (a) Scheduled Interest. The Borrower shall pay interest on the unpaid principal amount of each Advance owing to each Lender from the date of such Advance until such principal amount shall be paid in full, at the following rates per annum:

              (i) Base Rate Advances. During such periods as such Advance is a Base Rate Advance, a rate per annum equal at all times to the sum of (x) the Base Rate in effect from time to time plus (y) the Applicable Margin in effect from time to time, payable in arrears quarterly on the last day of each March, June, September and December during such periods and on the date such Base Rate Advance shall be Converted or paid in full.

              (ii) Eurodollar Rate Advances. During such periods as such Advance is a Eurodollar Rate Advance, a rate per annum equal at all times during each Interest Period for such Advance to the sum of (x) the Eurodollar Rate for such Interest Period for such Advance plus (y) the Applicable Margin in effect from time to time, payable in arrears on the last day of such Interest Period and on the date such Eurodollar Rate Advance shall be Converted or paid in full.

         (b) Default Interest. Upon the occurrence and during the continuance of an Event of Default under Section 6.1(a), the Borrower shall pay interest on
    (i) the unpaid principal amount of each Advance owing to each Lender, payable in arrears on the dates referred to in clause (a)(i) or (a)(ii) above, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on such Advance pursuant to clause (a)(i) or
    (a)(ii) above and (ii) to the fullest extent permitted by law, the amount of any interest, fee or other amount payable hereunder that is not paid when due, from the date such amount shall be due until such amount shall be paid in full, payable in arrears on the date such amount shall be paid in full and on demand, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on Base Rate Advances pursuant to clause (a)(i) above.

         Section 2.7. Interest Rate Determination.

         (a) Each Reference Bank agrees to furnish to the Agent timely information for the purpose of determining each Eurodollar Rate. If any one or more of the Reference Banks shall not furnish such timely information to the Agent for the purpose of determining any such interest rate, the Agent shall determine such interest rate on the basis of timely information furnished by the remaining Reference Banks. The Agent shall give prompt notice to the Borrower and the Lenders of the applicable interest rate determined by the Agent for purposes of Section 2.6(a)(i) or (ii), and the rate, if any, furnished by each Reference Bank for the purpose of determining the interest rate under Section 2.6(a)(ii).

         (b) If, with respect to any Eurodollar Rate Advances, the Required Lenders notify the Agent that the Eurodollar Rate for any Interest Period for such Advances will not adequately reflect the cost to such Required Lenders of making, funding or maintaining their respective Eurodollar Rate Advances for such Interest Period, the Agent shall forthwith so notify the Borrower and the Lenders, whereupon (i) each Eurodollar Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance, and (ii) the obligation of the Lenders to make, or to Convert Advances into, Eurodollar Rate Advances shall be suspended until the Agent shall notify the Borrower and the Lenders that the circumstances causing such suspension no longer exist.

         (c) If the Borrower shall fail to select the duration of any Interest Period for any Eurodollar Rate Advances in accordance with the provisions contained in the definition of "Interest Period" in Section 1.1, the Agent will forthwith so notify the Borrower and the Lenders and such Advances will automatically, on the last day of the then existing Interest Period therefor, be Converted into Base Rate Advances.

         (d) On the date on which the aggregate unpaid principal amount of Eurodollar Rate Advances comprising any Borrowing shall be reduced, by payment or prepayment or otherwise, to less than $5,000,000, such Advances shall automatically Convert into Base Rate Advances.

         (e) Upon the occurrence and during the continuance of any Event of Default, (i) each Eurodollar Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance and (ii) the obligation of the Lenders to make, or to Convert Advances into, Eurodollar Rate Advances shall be suspended.

         (f) If Dow Jones Markets Telerate Page 3750 is unavailable and fewer than two Reference Banks furnish timely information to the Agent for determining the Eurodollar Rate for any Eurodollar Rate Advances,

              (i) the Agent shall forthwith notify the Borrower and the Lenders that the interest rate cannot be determined for such Eurodollar Rate Advances,

              (ii) with respect to Eurodollar Rate Advances, each such Advance will automatically, on the last day of the then existing Interest Period therefor, be prepaid by the Borrower or be automatically Converted into a Base Rate Advance (or if such Advance is then a Base Rate Advance, will continue as a Base Rate Advance), and

              (iii) the obligation of the Lenders to make Eurodollar Rate Advances or to Convert Advances into Eurodollar Rate Advances shall be suspended until the Agent shall notify the Borrower and the Lenders that the circumstances causing such suspension no longer exist.

         Section 2.8. Optional Conversion of Advances. The Borrower may on any Business Day, upon notice given to the Agent not later than 11:00 A.M. (New York City time) on the third Business Day prior to the date of the proposed Conversion and subject to the provisions of Sections 2.7 and 2.11, Convert all Advances of one Type comprising the same Borrowing into Advances of the other Type; provided, however, that any Conversion of Eurodollar Rate Advances into Base Rate Advances shall be made only on the last day of an Interest Period for such Eurodollar Rate Advances, any Conversion of Base Rate Advances into Eurodollar Rate Advances shall be in an amount not less than the minimum amount specified in Section 2.2(b) and no Conversion of any Advances shall result in more separate Revolving Credit Borrowings than permitted under Section 2.2(b). Each such notice of a Conversion shall, within the restrictions specified above, specify (i) the date of such Conversion, (ii) the Advances to be Converted, and
(iii) if such Conversion is into Eurodollar Rate Advances, the duration of the initial Interest Period for each such Advance. Each notice of Conversion shall be irrevocable and binding on the Borrower.

         Section 2.9. Prepayments of Advances. The Borrower may, upon notice at least two Business Days' prior to the date of such prepayment, in the case of Eurodollar Rate Advances, and not later than 2:00 P.M. (New York City time) on the date of such prepayment, in the case of Base Rate Advances, to the Agent stating the proposed date and aggregate principal amount of the prepayment, and if such notice is given the Borrower shall, prepay the outstanding principal amount of the Advances comprising part of the same Revolving Credit Borrowing in whole or ratably in part, together with accrued interest to the date of such prepayment on the principal amount prepaid; provided, however, that (x) each partial prepayment shall be in an aggregate principal amount of $10,000,000 or an integral multiple of $5,000,000 in excess thereof and (y) in the event of any such prepayment of a Eurodollar Rate Advance, the Borrower shall be obligated to reimburse the Lenders in respect thereof pursuant to Section 8.4(c).

         Section 2.10. Increased Costs.

         (a) If after the date hereof, due to either (i) the introduction of or any change in any Requirement of Law or in the interpretation or application thereof or (ii) the compliance with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law), there shall result an increase in the cost to any Lender by an amount which such Lender deems to be material of agreeing to make or making, funding or maintaining Eurodollar Rate Advances (excluding for purposes of this Section 2.10 any such increased costs resulting from (i) Taxes or Other Taxes (as to which Section 2.13 shall govern) and (ii) changes in the basis of taxation of overall net income or overall gross income by the United States or by the foreign jurisdiction or state under the laws of which such Lender is organized or has its Applicable Lending Office or any political subdivision thereof), then the Borrower shall promptly pay to the Lender additional amounts sufficient to compensate such Lender for such increased cost. If any Lender becomes entitled to claim any additional amounts pursuant to this Section, it shall promptly notify the Borrower in writing, through the Agent, of the event by reason of which it has become so entitled; provided, that the Borrower shall not be required to compensate a Lender for costs in respect of any period beginning before the date which is 120 days prior to the date on which the Borrower receives notice that such costs have been imposed, or if such costs have been imposed retroactively, the period beginning on such earlier date on which such costs shall have become effective (excluding however, any portion of such period which is after the date of adoption of or change in the relevant Requirement of Law and more than 120 days prior to the date on which the Borrower had received notice that such costs had been imposed). A certificate as to the amount of such increased cost, submitted to the Borrower and the Agent by such Lender, shall be conclusive, absent manifest error.

         (b) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any Governmental Authority made subsequent to the date hereof does or shall have the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor, the borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or corporation for such reduction.

         Section 2.11. Illegality. Notwithstanding any other provision of this Agreement, the adoption of, or any change in, any Requirement of Law or in the interpretation or application thereof shall make it unlawful for any Lender to make or maintain Eurodollar Rate Advances as contemplated by this Agreement, (a) the commitment of such Lender hereunder to make or maintain Eurodollar Rate Advances, continue Eurodollar Rate Advances as such and convert Base Rate Advances to Eurodollar Rate Advances shall forthwith be canceled and (b) such Lender's Revolving Credit Borrowings then outstanding as Eurodollar Rate Advances, if any, shall be converted automatically to Base Rate Advances on the respective last days of the then current Interest Periods with respect to such Revolving Credit Borrowings or within such earlier period as required by law. If any such conversion of a Eurodollar Rate Advance occurs on a day which is nor the last day of the then current Interest Period with respect thereto, the Borrower shall pay to such Lender such amounts, if any, as may be required pursuant to Section 8.4(c).

         Section 2.12. Payments and Computations.

         (a) The Borrower shall make each payment hereunder not later than 2:00 P.M. (New York City time) on the day when due to the Agent at the Agent's Account in same day funds. The Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal or interest or facility fees ratably (other than amounts payable pursuant to Section 2.10, 2.13 or 8.4(c)) to the Lenders for the account of their respective Applicable Lending Offices, and like funds relating to the payment of any other amount payable to any Lender to such Lender for the account of its Applicable Lending Office, in each case to be applied in accordance with the terms of this Agreement. Upon its acceptance of an Assignment and Acceptance and recording of the information contained therein in the Register pursuant to Section 8.7(d), from and after the effective date specified in such Assignment and Acceptance, the Agent shall make all payments hereunder and under the Revolving Credit Notes in respect of the interest assigned thereby to the Lender assignee thereunder, and the parties to such Assignment and Acceptance shall make all appropriate adjustments in such payments for periods prior to such effective date directly between themselves.

         (b) The Borrower hereby authorizes each Lender, if and to the extent payment owed to such Lender is not made when due hereunder or under the Revolving Credit Note held by such Lender, to charge from time to time against any or all of the Borrower's accounts with such Lender any amount so due.

         (c) All computations of interest based on the Base Rate shall be made by the Agent on the basis of a year of 365 or 366 days, as the case maybe, all computations of interest based on the Eurodollar Rate, or the Federal Funds Rate and of fees shall be made by the Agent on the basis of a year of 360 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or facility fees are payable. Each determination by the Agent of an interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error.

         (d) Whenever any payment hereunder or under the Revolving Credit Notes shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest or facility fee, as the case may be; provided, however, that, if such extension would cause payment of interest on or principal of Eurodollar Rate Advances to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

         (e) Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Lenders hereunder that the Borrower will not make such payment in full, the Agent may assume that the Borrower has made such payment in full to the Agent on such date and the Agent may, in reliance upon such assumption, cause to be distributed to each Lender on such due date an amount equal to the amount then due such Lender. If and to the extent the Borrower shall not have so made such payment in full to the Agent, each Lender shall repay to the Agent forthwith on demand such amount distributed to such Lender together with interest thereon, for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Agent, at the Federal Funds Rate.

         Section 2.13. Taxes.

         (a) Any and all payments by the Borrower hereunder or under the Revolving Credit Notes shall be made, in accordance with Section 2.12, free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto ("Taxes"), excluding, (i) Taxes imposed on the Agent or any Lender as a result of a present or former connection between the Agent or such Lender and the jurisdiction of the Governmental Authority imposing such Tax or any political subdivision or taxation authority thereof or therein (other than any such connection arising solely from the Agent or such Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or the Revolving Credit Notes) and (ii) Taxes imposed by the United States on any Lender other than as a result of a Change in Law (as defined below) relating to such Lender (all such non-excluded Taxes in respect of payments hereunder or under the Revolving Credit Notes being hereinafter referred to as "Non-Excluded Taxes"). If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under any Revolving Credit Note to any Lender or the Agent, (i) the Borrower shall make such deductions, (ii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law and (iii) if such Taxes are Non-Excluded Taxes, the sum payable shall be increased as may be necessary so that after making all required deductions of Non-Excluded Taxes (including deductions of Non-Excluded Taxes applicable to additional sums payable under this Section 2.13), such Lender or the Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made.

         (b) In addition, the Borrower shall pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or under the Revolving Credit Notes or from the execution, delivery or registration of, performing under, or otherwise with respect to, this Agreement or the Revolving Credit Notes (hereinafter referred to as "Other Taxes").

         (c) If the Borrower fails to pay any Non-Excluded Taxes when due to the relevant taxation authority or fails to remit to the Agent the required documentary evidence set forth in clause (d) below, the Borrower shall indemnify each Lender and the Agent for any Non-Excluded Taxes (including any Non-Excluded Taxes imposed by any jurisdiction on amounts payable under this Section 2.13(c)) with respect to amounts payable by such Lender or the Agent (as the case may be) as a result of such failure and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto. This indemnification shall be made within 30 days from the date such Lender or the Agent (as the case may be) makes written demand therefor.

         (d) Reasonably promptly after the date of any payment of Taxes pursuant to clause (a), the Borrower shall furnish to the Agent, at its address referred to in Section 8.2, the original or a certified copy of a receipt evidencing such payment. In the case of any payment hereunder or under the Revolving Credit Notes by or on behalf of the Borrower through an account or branch outside the United States or by or on behalf of the Borrower by a payor that is not a United States person, if the Borrower determines that no Taxes are payable in respect thereof, the Borrower shall furnish, or shall cause such payor to furnish, to the Agent, at such address, an opinion of counsel reasonably acceptable to the Agent stating that such payment is exempt from deduction of Taxes. For purposes of this clause (d) and clause
    (e), the terms "United States" and "United States person" shall have the meanings specified in Section 7701 of the Internal Revenue Code.

         (e) Each Lender organized under the laws of a jurisdiction other than the United States of America or a State thereof, shall (i) on or prior to the date such Lender becomes a Lender hereunder, provide each of the Agent and the Borrower with (A) two duly completed and accurate copies of Internal Revenue Service forms 1001 or 4224, as appropriate, or any successor or other form prescribed by the Internal Revenue Service, certifying that such Lender is exempt from United States withholding tax on payments pursuant to this Agreement or the Revolving Credit Notes and (B) an Internal Revenue Service form W-8 or W-9, or any successor form, as the case may be, certifying that such Lender is entitled to an exemption from United Stated backup withholding tax; (ii) provide each of the Agent and the Borrower with two further duly completed and accurate copies of any such form or certification on or before the date that any such form or certification expires or becomes obsolete and after the occurrence of an event requiring a change in the most recent form previously provided by it to the Borrower (unless in any such case a Change in Law (as defined below) in the circumstances described in Section 2.13(e)(ii) above has occurred prior to the date on which any such delivery would otherwise be required which would prevent such Lender from duly completing and delivering any such form with respect to it and such Lender so advises the Borrower in writing); and (iii) obtain such extensions of time for filing as may reasonably be requested by the Agent or the Borrower. In addition, each Lender shall, upon the written request of the Borrower, provide the Borrower with such other forms, certificates or documentation as may be reasonably necessary to claim any exemption from, or reduced rate of, Taxes for which the Borrower in liable under Section 2.13(a); provided that such action shall not cause the imposition on such Lender of any material additional costs or legal, regulatory or administrative burdens. If an event occurs after the date on which any form, certificate or documentation is submitted by a Lender that renders such item or the information set forth therein incorrect, such Lender shall promptly notify the Agent and Borrower in writing of such incorrectness.

         (f) For any period with respect to which a Lender has failed to provide the Borrower with the appropriate form described in Section 2.13(e) (other than if such failure is due to a Change in Law (as defined below) or if such form otherwise is not required under Section 2.13(e) above), such Lender shall not be entitled to indemnification under Section 2.13(a) or (c) with respect to Taxes deducted by the Borrower by reason of such failure; provided, however, that the Borrower shall take such steps as such Lender shall reasonably request to assist the Lender to recover such Taxes.

         (g) Any Lender claiming any additional amounts payable pursuant to this
    Section 2.13 agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to change the jurisdiction of its Eurodollar Lending Office if the making of such a change would avoid the need for, or reduce the amount of, any such additional amounts that may thereafter accrue and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender.

         (h) For purposes of this Section 2.13, "Change in Law" shall mean, with respect to any Lender, a change in the Internal Revenue Code, the Treasury Regulations thereunder or any official interpretation thereof (or any officially proposed changes in the interpretation thereof) or an amendment or revocation of an applicable United States income tax treaty after the date such Lender became a Lender hereunder.

         Section 2.14. Sharing of Payments, Etc. If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the Advances owing to it (other than pursuant to Section 2.10, 2.13 or 8.4(c)) in excess of its ratable share of payments on account of the Advances obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participations in the Advances owing to them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender's ratable share (according to the proportion of (i) the amount of such Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 2.14 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation.

         Section 2.15. Evidence of Debt.

         (a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Advance owing to such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder in respect of Advances. The Borrower agrees that upon notice by any Lender to the Borrower (with a copy of such notice to the Agent) to the effect that a Revolving Credit Note is required or appropriate in order for such Lender to evidence (whether for purposes of pledge, enforcement or otherwise) the Advances owing to, or to be made by, such Lender, the Borrower shall promptly execute and deliver to such Lender a Revolving Credit Note payable to the order of such Lender in a principal amount up to the Commitment of such Lender.

         (b) The Register maintained by the Agent pursuant to Section 8.7(d) shall include a control account, and a subsidiary account for each Lender, in which accounts (taken together) shall be recorded (i) the date and amount of each Borrowing made hereunder, the Type of Advances comprising such Borrowing and, if appropriate, the Interest Period applicable thereto, (ii) the terms of each Assignment and Acceptance delivered to and accepted by it,
    (iii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iv) the amount of any sum received by the Agent from the Borrower hereunder and each Lender's share thereof.

         (c) Entries made in good faith by the Agent in the Register pursuant to clause (b) above, and by each Lender in its account or accounts pursuant to clause (a) above, shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from the Borrower to, in the case of the Register, each Lender and, in the case of such account or accounts, such Lender, under this Agreement, absent manifest error; provided, however, that the failure of the Agent or such Lender to make an entry, or any finding that an entry is incorrect, in the Register or such account or accounts shall not limit or otherwise affect the obligations of the Borrower under this Agreement.

         Section 2.16. Use of Proceeds. The proceeds of the Advances shall be available (and the Borrower agrees that it shall use such proceeds) solely for
(i) general corporate purposes of the Borrower and its Subsidiaries, including commercial paper backstop and (ii) financing the Exchange Offer, the Merger and transaction costs related thereto. Notwithstanding anything herein to the contrary, no proceeds of the Advances shall be used to finance any portion of the Borrower's acquisition of ASARCO Incorporated.

                                  ARTICLE III

                     CONDITIONS TO EFFECTIVENESS AND LENDING

         Section 3.1. Conditions Precedent to Effectiveness of Section 2.1.
Section 2.1 of this Agreement shall become effective on and as of the first date (the "Effective Date") on which the following conditions precedent have been satisfied:

         (a) There shall have occurred no Material Adverse Change since December 31, 1998.

         (b) There shall exist no action, suit, investigation, litigation or proceeding affecting the Borrower or any of its Subsidiaries pending or threatened before any court, governmental agency or arbitrator that could reasonably be expected to result in a Material Adverse Change.

         (c) Nothing shall have come to the attention of the Lenders during the course of their due diligence investigation to lead them to believe that the written information supplied to them by the Borrower (i) as to any factual matters (excluding any such information referred to in paragraph (ii) below), was or has become misleading, incorrect or incomplete in any material respect or (ii) as to any financial and business projections, budgets, pro forma data and forecasts (all of the foregoing together being "Projections") was not prepared in good faith or the grounds on which such Projections were prepared are no longer reasonable (it being understood by the parties hereto that such Projections are subject to significant uncertainties and contingencies many of which are beyond the control of the Borrower and that no assurance can be given (without limiting any provision of this Agreement or the Loan Documents) that any such Projections will be realized). Without limiting the generality of the foregoing, the Lenders shall have been given such access to the management, records, books of account, contracts and properties of the Borrower and its Subsidiaries as they shall have requested.

         (d) All governmental and material third party consents and approvals (including any Hart-Scott-Rodino Antitrust Improvements Act of 1976 antitrust clearance) necessary in connection with the Exchange Offer and any other transactions contemplated hereby and by the Related Documents shall have been obtained (without the imposition of any conditions that are not acceptable to the Lenders) and shall remain in effect and all applicable periods shall have expired without any action by any Governmental Authority which may inhibit or adversely affect the Exchange Offer, and no law or regulation shall be applicable in the reasonable judgment of the Lenders that restrains, prevents or imposes materially adverse conditions upon the transactions contemplated hereby or by the Related Documents.

         (e) The Borrower shall have notified each Lender and the Agent in writing as to the proposed Effective Date.

         (f) The Borrower shall have paid all accrued fees and expenses of the Agent and the Lenders (including the reasonable fees and expenses of a single firm of counsel to the Agent) to the extent invoiced to the Borrower at least one Business Day before the Effective Date.

         (g) On the Effective Date, the following statements shall be true and the Agent shall have received for the account of each Lender a certificate signed by a duly authorized officer of the Borrower, dated the Effective Date, stating that:

              (i) The representations and warranties contained in Section 4.1 are true and correct on and as of the Effective Date, and

              (ii) No event has occurred and is continuing that constitutes a Default.

         (h) The Agent shall have received on or before the Effective Date the following, each dated such day, in form and substance satisfactory to the Agent and (except for the Revolving Credit Notes) in sufficient copies for each Lender:

              (i) The Revolving Credit Notes to the order of the Lenders to the extent requested by any Lender pursuant to Section 2.15.

              (ii) Certified copies of the Certificate of Incorporation, the Charter and by-laws of the Borrower and certified copies of the resolutions of the Board of Directors of the Borrower authorizing the execution, delivery and performance of, and borrowing under, this Agreement and the Revolving Credit Notes, and certified copies of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Agreement and the Revolving Credit Notes.

              (iii) A certificate of the Secretary or an Assistant Secretary of the Borrower certifying the names and true signatures of the officers of the Borrower authorized to sign this Agreement and the Revolving Credit Notes and the other documents to be delivered hereunder.

              (iv) A copy of the Merger Agreement and each Schedule, appendix and amendment thereto certified by the Secretary or an Assistant Secretary of the Borrower to be true and correct copies of such documents, together with all amendments, supplements and other modifications thereto.

              (v) Favorable opinions of (a) The Senior Counsel and Assistant Secretary to the Borrower substantially in the form of Exhibit D-1 and (b) Debevoise & Plimpton, counsel for the Borrower, substantially in the form of Exhibit D-2 hereto and as to such other matters as any Lender through the Agent may reasonably request.

              (vi) A favorable opinion of Weil, Gotshal & Manges LLP, counsel for the Agent, in form and substance satisfactory to the Agent.

         (i) The terms and conditions of the Exchange Offer and the Related Documents shall be as stated in the Offer to Purchase and shall not be, or have been, amended without the approval of the Required Lenders (such approval not to be unreasonably withheld). All conditions precedent to the consummation of the Exchange Offer (including the minimum tender condition) shall have been satisfied and not waived without the consent of the Required Lenders.

         Section 3.2. Conditions Precedent to Each Revolving Credit Borrowing and Extension Date. The obligation of each Lender to make an Advance on the occasion of each Revolving Credit Borrowing shall be subject to the conditions precedent that the Effective Date shall have occurred and on the date of such Revolving Credit Borrowing the following statements shall be true (and each of the giving of the applicable Notice of Revolving Credit Borrowing and the acceptance by the Borrower of the proceeds of such Revolving Credit Borrowing shall constitute a representation and warranty by the Borrower that on the date of such Borrowing such statements are true):

              (i) the representations and warranties contained in Section 4.1 (except the representation set forth in Section 4.1(b)) are correct on and as of such date, before and after giving effect to such Revolving Credit Borrowing, and to the application of the proceeds therefrom, as though made on and as of such date; and

              (ii) no event has occurred and is continuing, or would result from such Revolving Credit Borrowing or from the application of the proceeds therefrom, that constitutes a Default;

and the Agent shall have received such other approvals, opinions or documents as any Lender through the Agent may reasonably request.

         Section 3.3. Determinations Under Section 3.1. For purposes of determining compliance with the conditions specified in Section 3.1, each Lender shall be deemed to have consented to, approved or accepted or to be satisfied with each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to the Lenders unless an officer of the Agent responsible for the transactions contemplated by this Agreement shall have received notice from such Lender prior to the date that the Borrower, by notice to the Lenders, designates as the proposed Effective Date, specifying its objection thereto. The Agent shall promptly notify the Lenders of the occurrence of the Effective Date.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         Section 4.1. Representations and Warranties of the Borrower. The Borrower represents and warrants as follows:

         (a) Financial Condition. The consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at December 31, 1998 and the related consolidated statements of income and of cash flows for the fiscal year ended on such date, reported on by PricewaterhouseCoopers LLP, copies of which have heretofore been furnished to each Lender, are complete and correct and present fairly the consolidated financial condition of the Borrower and its consolidated Subsidiaries as at such dates, and the consolidated results of their operations and their consolidated cash flows for the fiscal years then ended. The unaudited consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at June 30, 1999 and the related unaudited consolidated statements of income and of cash flows for the six-month period ended on such date, certified by a Responsible Officer, copies of which have heretofore been furnished to each Lender, are complete and correct and present fairly the consolidated financial condition of the Borrower and its consolidated Subsidiaries as at such date, and the consolidated results of their operations and their consolidated cash flows for the three-month period then ended (subject to normal year-end audit adjustments). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by such accountants or Responsible Officer, as the case may be, and as disclosed therein).

         (b) No Change. No event or circumstance since December 31, 1998 has occurred or is existing which has resulted in, or after giving effect to the reasonably projected outcome or effect thereof will result in, a Material Adverse Change.

         (c) Corporate Existence. The Borrower (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, (ii) has the corporate power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged and
    (iii) is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification except to the extent that the failure to be so qualified would not be reasonably expected to result in a Material Adverse Change.

         (d) Corporate Power; Authorization; Enforceable Obligations. The Borrower has the corporate power and authority, and the legal right, to make, deliver and perform this Agreement, the Loan Documents and the Related Documents and to borrow hereunder and has taken all necessary corporate action to authorize the borrowings on the terms and conditions of this Agreement, the Loan Documents and the Related Documents and to authorize the execution, delivery and performance of this Agreement, the Loan Documents and the Related Documents. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the borrowings hereunder or the transactions contemplated hereby or by the Related Documents or with the execution, delivery, performance, validity or enforceability of the Loan Documents or the Related Documents except such as have been obtained or made and are in full force and effect. This Agreement and each Related Document has been, and each Loan Document will be, duly executed and delivered on behalf of the Borrower. This Agreement constitutes, and each other Loan Document and the Related Documents to be executed by it when executed and delivered will constitute, a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

         (e) No Legal Bar. The execution, delivery and performance of the Loan Documents and the Related Documents, the borrowings hereunder and the use of the proceeds thereof will not violate the certificate of incorporation, charter or by-laws of the Borrower or any Requirement of Law or Contractual Obligation of the Borrower or of any of its Principal Domestic Subsidiaries and will not result in, or require, the creation or imposition of any Lien on any of its or their respective properties or revenues pursuant to any provision of its certificate of incorporation, charter or by-laws or any such Requirement of Law or Contractual Obligation.

         (f) No Material Litigation. No litigation, investigation or proceeding (including any Environmental Action) of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Borrower, overtly threatened by or against the Borrower or any of its Principal Domestic Subsidiaries or against any of its or their respective properties or revenues (a) (except as disclosed in the Offer to Purchase) with respect to any of the Loan Documents, the Related Documents, the Exchange Offer or any of the transactions contemplated hereby or thereby, or (b) which after giving effect to the reasonably projected outcome or effect thereof, will result in a Material Adverse Change.

         (g) No Default. Neither the Borrower nor any of its Principal Domestic Subsidiaries is in default under or with respect to any of its Contractual Obligations in any respect which has resulted in or, after giving effect to the reasonably projected outcome or effect thereof, will result in, a Material Adverse Change. No Default has occurred and is continuing.

         (h) Ownership of Property; Liens. Each of the Borrower and its Principal Domestic Subsidiaries has good record and marketable title in fee simple to, or a valid leasehold interest in, all its real property, and good title to, or a valid leasehold interest in, all its other property, and none of such property is subject to any Lien (except Liens which are permitted by Section 5.3(a)) except to the extent that the absence of such title or leasehold interest has not resulted in, and after giving effect to the reasonably projected outcome or effect thereof, will not result in, a Material Adverse Change.

         (i) Compliance with Law. The Borrower and each of its Principal Domestic Subsidiaries is in compliance with all Requirements of Law and Contractual Obligations except to the extent that the failure to comply therewith has not resulted in, and, after giving effect to the reasonably projected outcome or effect thereof, will not result in, a Material Adverse Change.

         (j) Taxes. Each of the Borrower and its Principal Domestic Subsidiaries has filed or caused to be filed all tax returns which, to the knowledge of the Borrower, are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the Borrower or its Principal Domestic Subsidiaries, as the case may be) and, to the knowledge of the Borrower, no tax Lien (other than a Lien for taxes that are not yet due and payable) has been filed, with respect to any such tax, fee or other charge which, in any case, has resulted in, or after giving effect to the reasonably projected outcome or effect thereof will result in, a Material Adverse Change.

         (k) Federal Regulations. The Borrower is not engaged in the business of extending credit for the purpose of "purchasing" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation U of the Board of Governors of the Federal Reserve System as now and from time to time hereafter in effect and no proceeds of an Advance have been or will be used for any purpose which violates the provisions of the Regulations of such Board of Governors. At no time would the Obligations be directly or "indirectly secured" by assets of the Borrower and its consolidated Subsidiaries that are "margin stock" (pursuant to, and as such captioned terms are defined in, Section 221.2(g) of Regulation U), provided that in any event not more than 25% of the value of the assets of the Borrower and its consolidated Subsidiaries subject to such arrangements shall be represented by such margin stock. If requested by any Lender or the Agent, the Borrower will furnish to the

    Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form U-1 referred to in said Regulation U.

         (l) ERISA. Neither a Reportable Event nor an "accumulated funding deficiency" (within the meaning of Section 412 of the Code or Section 302 of ERISA) nor any other event has occurred during the five-year period prior to the date on which this representation is made or deemed made with respect to any Plan which has resulted in or, after giving effect to the reasonably projected outcome or effect thereof, will result in, a Material Adverse Change.

         (m) Investment Company Act; Other Regulations. The Borrower is not an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended. The Borrower is not subject to regulation under any Federal or state statute or regulation which limits its ability to incur indebtedness of the type being incurred by it pursuant to this Agreement.

         (n) Subsidiaries. Set forth in Schedule III is a complete and accurate list showing all Subsidiaries (other than inactive Subsidiaries) existing as of the date of this Agreement, designating certain Subsidiaries as Principal Domestic Subsidiaries and showing the jurisdiction of incorporation of each Principal Domestic Subsidiary and the percentage of the outstanding shares of Capital Stock of such Subsidiaries owned (directly or indirectly) by the Borrower or any Subsidiary. All of the outstanding Capital Stock of each Principal Domestic Subsidiary has been validly issued, is fully paid and non-assessable and is owned by the Borrower or one or more of the Principal Domestic Subsidiaries free and clear of all Liens. Each Principal Domestic Subsidiary is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

         (o) Environmental Matters. Except as disclosed in the Borrower's Annual Report on Form 10-K for fiscal year 1998, to the best knowledge of the Borrower, the Borrower and each Principal Domestic Subsidiary has complied with all applicable Environmental Laws, except for failures to comply which have not resulted in, and after giving effect to the reasonably projected outcome or effect thereof will not result in, a Material Adverse Change. Except as disclosed in the Borrower's Annual Report on Form 10-K for fiscal year 1998 or on Schedule IV, to the best knowledge of the Borrower, there are no events, conditions or circumstances involving the Borrower, any of its Principal Domestic Subsidiaries or any Subsidiaries of such Principal Domestic Subsidiaries with respect to management of any Hazardous Materials, environmental pollution or contamination or employee health or safety which have resulted in, or after giving effect to the reasonably projected outcome or effect thereof will result in, a Material Adverse Change.

         (p) Information. All written information provided by the Borrower to the Agent, the Arranger and Book Manager or any Lender in connection with this

    Agreement, the Loan Documents or the Related Documents and the transactions contemplated hereby and thereby, at the date hereof or (if provided after the date hereof) at the date it was provided (i) in the case of any factual matter (excluding any such information referred to in paragraph (ii)), is true and accurate in all material respects and (ii) in the case of financial and business projections, budgets, pro forma data and forecasts (all of the foregoing being, together, "Projections"), contained therein, were prepared in good faith and on reasonable grounds (it being understood by the parties hereto that such Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower and that no assurance can be given (without limiting any other provision of this Agreement or the Loan Documents) that any such Projections will be realized).

         (q) Year 2000. The Borrower has (i) initiated a review and assessment of all areas within its and each of its Subsidiaries' business and operations (including those affected by suppliers, vendors and customers) that could be adversely affected by computer applications used by the Borrower or any of its Subsidiaries (or suppliers, vendors and customers) being unable to recognize and perform properly date sensitive functions involving certain dates prior to and any date after December 31, 1999 (the "Year 2000 Problem"), (ii) developed a plan and timetable for addressing the Year 2000 Problem on a timely basis and (iii) to date, implemented that plan substantially in accordance with such timetable. Based on the foregoing, the Borrower believes that all computer applications of the Borrower and its Subsidiaries that are material to its or any of its Subsidiaries' business and operations are reasonably expected on a timely basis to be able to perform properly date-sensitive functions for all dates before, on and after January 1, 2000 and the Borrower has no reason to believe that all computer applications of its suppliers, vendors and customers that are material to its or any of its Subsidiaries' business and operations are not reasonably expected on a timely basis to be able to perform properly date-sensitive functions for all dates before, on and after January 1, 2000, except in the aggregate, to the extent that a failure to do so could not reasonably be expected to result in a Material Adverse Change.

         (r) The Merger. The Merger Agreement has been approved by the boards of directors of both Cyprus and the Borrower, is in full force and effect and none of the terms of the Exchange Offer or the Merger Agreement have been amended or waived without the consent of the Required Lenders. Neither Cyprus nor the Borrower is in default of any of its obligations under the Merger Agreement. The number of shares of Cyprus accepted for payment or exchange in the Exchange Offer is equal to no less than the minimum number of shares, determined on a fully diluted basis, necessary to approve the consummation of the Merger in accordance with the provisions of any applicable Requirement of Law or provision in the Borrower's certificate of incorporation, charter, by-laws, or any instrument or agreement which is binding on the Borrower.

                                   ARTICLE V

                            COVENANTS OF THE BORROWER

         Section 5.1. Affirmative Covenants. So long as any Advance shall remain unpaid or any Lender shall have any Commitment hereunder, the Borrower will:

         (a) Financial Statements. Furnish to each Lender:

              (i) as soon as available, but in any event within 100 days after the end of each fiscal year of the Borrower, a copy of the consolidated balance sheet of the Borrower and its consolidated subsidiaries as at the end of such year and the related consolidated statements of income and retained earnings and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by PricewaterhouseCoopers LLP or other independent certified public accountants of nationally recognized standing; and

              (ii) as soon as available, but in any event not later than 55 days after the end of each of the first three quarterly periods of each fiscal year of the Borrower, the unaudited consolidated balance sheet of the Borrower and its consolidated subsidiaries as at the end of such quarter and the related unaudited consolidated statements of income and retained earnings and of cash flows of the Borrower and its consolidated subsidiaries for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments);

    all such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or officer, as the case may be, and disclosed therein).

         (b) Certificates; Other Information. Furnish to each Lender:

              (i) concurrently with the delivery of the financial statements referred to in Section 5.1(a)(i), a certificate of the independent certified public accountants reporting on such financial statements stating that in making the examination necessary therefor no knowledge was obtained of any Default or Event of Default (including calculations demonstrating compliance with Section 5.2), except as specified in such certificate;

              (ii) concurrently with the delivery of the financial statements referred to in Sections 5.1(a)(i) and 5.1(a)(ii), a certificate of a Responsible Officer stating that, to the best of such Officer's knowledge, the Borrower during such period has observed or performed all of its covenants and other agreements, and satisfied every condition, contained in this Agreement and in the Revolving Credit Notes to be observed, performed or satisfied by it (including calculations demonstrating compliance with Section 5.2), and that such Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate;

              (iii) within ten days after the same are sent, copies of all financial statements and reports which the Borrower sends to its stockholders, and within ten days after the same are filed, copies of all financial statements and periodic financial reports which the Borrower may make to, or file with, the Securities and Exchange Commission or any successor or analogous Governmental Authority; and

              (iv) promptly, such additional financial and other information as any Lender may from time to time reasonably request.

         (c) Payment of Taxes and Other Obligations. Pay, discharge or otherwise satisfy, in all material respects, and cause its Principal Domestic Subsidiaries to pay, discharge or otherwise satisfy, in all material respects, (i) all material taxes, assessments and governmental charges or levies imposed on its property when due by it and (ii) at or before maturity or otherwise in accordance with reasonable business practices, all its material obligations of whatever nature; provided, that the Borrower or its Principal Domestic Subsidiaries, as the case may be, may contest taxes, assessments, charges, levies or obligations in good faith by appropriate proceedings if it maintains reserves in conformity with GAAP with respect thereto.

         (d) Conduct of Business and Maintenance of Existence. Continue to engage in businesses of the same general types as now conducted by it and preserve, renew and keep in full force and effect its corporate existence and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business except that nothing in this clause (d) shall prevent (i) the Borrower from discontinuing any business if, in the opinion of its board of directors, such discontinuance is in the best interests of the Borrower and not disadvantageous in any material respect to any Lender or the holder of any Revolving Credit Note or (ii) the abandonment, modification or termination of rights, privileges and franchises of the Borrower, if, in the opinion of the Board of Directors, such abandonment, modification or termination is in the best interests of the Borrower and not disadvantageous in any material respect to any Lender or the holder of any Revolving Credit Note.

         (e) Compliance With Laws, Etc. Use commercially reasonable efforts to comply, and to cause each Principal Domestic Subsidiary to comply, in all material respects with all Requirements of Law and Contractual Obligations except to the extent that failure to so comply would not, in the reasonable judgment of the Borrower, be expected to result in a Material Adverse Change, provided, however, that neither the Borrower nor any Principal Domestic Subsidiary shall be required to comply with any Requirements of Law or Contractual Obligations if the applicability or validity thereof shall currently be contested in good faith by appropriate proceedings.

         (f) Maintenance of Property; Insurance. Keep all Principal Properties in good working order and condition except that nothing in this clause (f) shall prevent the Borrower or any of its Principal Domestic Subsidiaries from discontinuing the operation and maintenance of any of its Principal Properties if, in the opinion of the board of directors of the Borrower, such discontinuance is in the best interest of the Borrower and not disadvantageous in any material respect to any Lender or the holder of any Revolving Credit Note; maintain, and cause each Principal Domestic Subsidiary to maintain, with financially sound and reputable insurance companies insurance on all its property of a character usually insured by companies similarly situated and operating like properties in at least such amounts and against at least such risks as are usually insured against in the same general area by companies engaged in the same or a similar business; and furnish to each Lender, upon written request, full information as to the insurance carried. The Borrower and any Principal Domestic Subsidiary may self-insure (which term shall include insurance by an affiliated insurance company) against any of the risks required to be insured against pursuant to this clause (f) so long as such self-insurance is not excessive in the light of self-insurance by companies similarly situated and operating like properties, provided, in the case of any insurance required by law, that such risk is permitted to be self-insured under applicable law and such self-insurance complies with applicable law.

         (g) Inspection of Property; Books and Records; Discussions. Keep, and cause each Principal Domestic Subsidiary to keep, proper books of records and account in which full, true and correct entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities; and permit, and cause any Principal Domestic Subsidiary to permit, representatives of any Lender, at such Lender's own expense, to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired and, after reasonable notice to the Borrower, to discuss the business, operations, properties and financial and other condition of the Borrower and its Principal Domestic Subsidiaries with officers and employees of the Borrower and its Principal Domestic Subsidiaries and with its independent certified public accountants.

         (h) Notices. Promptly give notice to the Agent and each Lender of:

              (i) the occurrence of any Default;

              (ii) any (A) default or event of default under any Contractual Obligation of the Borrower or any of its Subsidiaries or (B) litigation, investigation or proceeding which may exist at any time between the Borrower or any of its Subsidiaries and any Governmental Authority, unless in either case, the Borrower has determined that such event has not resulted in, or after giving effect to the reasonably projected outcome or effect thereof will not result in, a Material Adverse Change; and

              (iii) the following events, as soon as possible and in any event within 30 days after the Borrower knows or has reason to know thereof: (A) the occurrence or reasonably expected occurrence of any Reportable Event with respect to any Plan, a failure to make any required contribution to a Plan, the creation of any Lien in favor of the PBGC or a Plan or any withdrawal from, or the termination, Reorganization or Insolvency of, any Multiemployer Plan or (B) the institution of proceedings or the taking of any other action by the PBGC or the Borrower or any Commonly Controlled Entity or any Multiemployer Plan with respect to the withdrawal from, or the terminating, Reorganization or Insolvency of, any Plan which with respect to the events in clause (A) or (B), individually or in the aggregate, could reasonably be expected to involve an amount of $15,000,000 or more.

    Each notice pursuant to this clause (h) shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the Borrower proposes to take with respect thereto.

         (i) Use of Proceeds. Ensure that the proceeds of the Advances are applied solely in accordance with Section 2.16.

         Section 5.2. Financial Covenants. So long as any Advance shall remain unpaid or any Lender shall have any Commitment hereunder, the Borrower will:

         (a) maintain Consolidated Tangible Net Worth of at least
    $1,100,000,000; and

         (b) maintain the ratio of Indebtedness for Money Borrowed of the Borrower and its consolidated Subsidiaries (determined on a consolidated basis in accordance with GAAP) to Total Capitalization of not greater than
    0.5 to 1.

         Section 5.3. Negative Covenants So long as any Advance shall remain unpaid or any Lender shall have any Commitment hereunder:

         (a) Mortgages. The Borrower will not, nor will it permit any Principal Domestic Subsidiary to, (i) issue, assume or guarantee any Indebtedness for Money Borrowed, if such Indebtedness for Money Borrowed is secured by a Lien upon, or (ii) directly or indirectly secure any outstanding Indebtedness for Money Borrowed by a Mortgage upon, any Principal Property now owned or hereinafter acquired; provided, however, that the foregoing restriction shall not apply to the following:

              (i) Mortgages on any Principal Property acquired, constructed or improved by the Borrower or any Principal Domestic Subsidiary after the date of this Agreement which are created or assumed contemporaneously with, or within 90 days after, such acquisition, construction or improvement to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction or improvement incurred after the date of this Agreement, or, in addition to Mortgages contemplated by clause
    (ii) below, Mortgage on any Principal Property existing at the time of acquisition thereof, provided, that in the case of any such acquisition, construction or improvement the Mortgages shall not apply to any property theretofore owned by the Borrower or any Principal Domestic Subsidiary, other than in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

              (ii) Mortgages on any Principal Property acquired from a corporation which is merged with or into the Borrower or a Principal Domestic Subsidiary;

              (iii) Mortgages to secure Indebtedness for Money Borrowed of a Principal Domestic Subsidiary to the Borrower or to another Principal Domestic Subsidiary;

              (iv) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Mortgage referred in the foregoing clauses (i) to (iii), inclusive; provided, however, that the principal amount of Indebtedness for Money Borrowed secured thereby shall not exceed the principal amount of Indebtedness for Money Borrowed so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the property which secured the mortgage so extended, renewed or replaced (plus improvements on such property); and

              (v) the issuance, assumption or guarantee of secured Indebtedness for Money Borrowed which would otherwise be subject to the foregoing restrictions of this Section 5.3(a) in an aggregate amount which, together with all other such Indebtedness for Money Borrowed of the Borrower and its Principal Domestic Subsidiaries and the Attributable Debt in respect of Sale and Lease-Back Transactions (other than Sale and Lease-Back Transactions permitted because the Borrower would be entitled to incur Indebtedness for Money Borrowed secured by a mortgage on the property to be leased pursuant to the provisions of this Section 5.3 and other than Sale and Lease-Back Transactions the proceeds of which have been applied in accordance with the limitations on Sale and Lease-Back Transactions set forth in Section 5.3(b) below) does not at the time exceed 10% of Consolidated Tangible Net Worth.

    For the purposes of this Section 5.3, the following types of transactions, among others, shall not be deemed to create Indebtedness for Money Borrowed secured by a Mortgage:

              (i) Production Payments; and

              (ii) Mortgages in favor of the United States of America, any of its territories or possessions, or any State thereof, or any department, agency, instrumentality or political subdivision of any thereof, or any department, agency or instrumentality of any such political subdivision, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such liens.

         (b) Sale and Lease - Back Transactions. The Borrower will not, nor will it permit any Principal Domestic Subsidiary to, enter into any Sale and Lease-Back Transaction, unless the proceeds of such sale or transfer are at least equal to the fair value (as determined by the board of directors of the Borrower) of such property and either (i) the Borrower or such Principal Domestic Subsidiary would be entitled to incur Indebtedness for Borrowed Money secured by a mortgage on the property to be leased pursuant to this
    Section 5.3(b) or (ii) the Borrower shall, and in any such case the Borrower covenants that it will, apply an amount equal to the fair value (as determined by the board of directors of the Borrower) of the property so leased to the retirement (other than any mandatory retirement), within 90 days of the effective date of any such Sale and Lease-Back Transaction, of Indebtedness for Money Borrowed of the Borrower or such Principal Domestic Subsidiary which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than twelve months after the date of the creation of such Indebtedness for Money Borrowed and which ranks prior to or on a parity with the Advances; provided, however, that the Borrower or any Principal Domestic Subsidiary may enter into any Sale and Lease-Back Transaction which would otherwise be subject to the foregoing restrictions of this Section 5.3(b) if the amount of the Attributable Debt in respect of such Sale and Lease-Back Transactions for such transaction, together with all secured Indebtedness for Money Borrowed of the Borrower and its Principal Domestic Subsidiaries and all other Attributable Debt in respect of Sale and Lease-Back Transactions existing at such time (other than Sale and Lease-Back Transactions permitted because the Borrower would be entitled to incur Indebtedness for Money Borrowed secured by a Lien on the property to be leased and other than Sale and Lease-Back Transactions the proceeds of which have been applied in accordance with the clause (ii) of this Section), does not at the time exceed 10% of Consolidated Tangible Net Worth.

         (c) Mergers, Etc. Merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of the assets (whether now owned or hereafter acquired) of the Borrower and its Subsidiaries, taken as a whole, to, any Person, or permit any of its Subsidiaries to do so, except that any Subsidiary of the Borrower may merge or consolidate with or into, or dispose of substantially all of its assets to, one or more other Subsidiaries of the Borrower, and except that any Subsidiary of the Borrower may merge into or dispose of substantially all of its assets to the Borrower and one or more other Subsidiaries and the Borrower may merge with any other Person so long as the Borrower is the surviving corporation, provided, in each case, that no Default shall have occurred and be continuing at the time of such proposed transaction or would result therefrom.

         (d) Accounting Changes. Make or permit, or permit any of its Subsidiaries to make or permit, any change in accounting policies or reporting practices, except as required or permitted by GAAP.

                                   ARTICLE VI

                                EVENTS OF DEFAULT

         Section 6.1. Event of Default. If any of the following events ("Events of Default") shall occur and be continuing:

         (a) The Borrower shall fail to pay any principal of any Advance when due in accordance with the terms thereof or hereof; or the Borrower shall fail to pay any interest on any Advance, or any other amount payable hereunder, within five Business Days after any such interest or other amount becomes due in accordance with the terms thereof or hereof; or

         (b) Any representation or warranty made or deemed made by the Borrower herein or which is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

         (c) The Borrower shall default in the observance or performance of any obligation contained in Sections 5.2 or 5.3(a) through (c) or (unless such default is capable of remedy and is remedied to the reasonable satisfaction of the Required Lenders within 30 days of such default) Section 5.3(d); or

         (d) The Borrower shall default in the observance or performance of any other agreement contained in this Agreement (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of 30 days after notice thereof has been given to the Borrower in accordance with this Agreement; or

         (e) The Borrower or any of its Principal Domestic Subsidiaries shall
    (i) default in any payment of principal of or interest of any Indebtedness for Money Borrowed (other than the Advances), beyond the period of grace (not to exceed 30 days), if any, provided in the instrument or agreement under which such Indebtedness for Money Borrowed was created (except for any such payments on account of Indebtedness for Money Borrowed in an aggregate amount at any one time of up to $20,000,000); or (ii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness for Money Borrowed (except for any such Indebtedness in an aggregate principal amount at any one time of up to $20,000,000) or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness for Money Borrowed (or a trustee or agent on behalf of such holder or holders) to cause, with the giving of notice if required, such Indebtedness for Money Borrowed to become due prior to its stated maturity; or

         (f) (i) The Borrower or any of its Principal Domestic Subsidiaries shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Borrower or any of its Principal Domestic Subsidiaries shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the Borrower or any of its Principal Domestic Subsidiaries any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 days; or (iii) there shall be commenced against the Borrower or any of its Principal Domestic Subsidiaries any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) the Borrower or any of its Principal Domestic Subsidiaries shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) the Borrower or any of its Principal Domestic Subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

         (g) (i) Any Person shall engage in any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan, (ii) any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, shall exist with respect to any Plan or any Lien in favor of the PBGC or a Plan shall arise on the assets of the Borrower or any Commonly Controlled Entity, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single Employer Plan, which Reportable Event or commencement of proceedings or appointment of a trustee is, in the reasonable opinion of the Required Lenders, likely to result in the termination of such Plan for purposes of Title IV of ERISA, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA, (v) the Borrower or any Commonly Controlled Entity shall, or in the reasonable opinion of the Required Lenders is likely to, incur any liability in connection with a withdrawal from, or the Insolvency or Reorganization of, a Multiemployer Plan or (vi) any other event or condition shall occur or exist with respect to a Plan; and in each case in clauses (i) through (vi) above, such event or condition, together with all other such events or conditions, if any, has resulted in, or after giving effect to the reasonably projected outcome or effect thereof will result in, a Material Adverse Change; or

         (h) One or more judgments or decrees shall be entered against the Borrower or any of its Principal Domestic Subsidiaries involving in the aggregate a liability (not paid or fully covered by insurance) of $30,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or

         (i) This Agreement or any of the Loan Documents shall, at any time while any Advance shall remain unpaid or any Lender shall have any Commitment hereunder, cease to be in full force and effect or shall be declared to be null and void, or the validity or enforceability thereof shall be contested by the Borrower or shall otherwise be invalid or unenforceable, or the Borrower shall deny that it has any or further liability or obligation under this Agreement or any of the Loan Documents;

then, and in any such event, the Agent (i) shall at the request, or may with the consent, of the Required Lenders, by notice to the Borrower, declare the obligation of each Lender to make Advances to be terminated, whereupon the same shall forthwith terminate, and (ii) shall at the request, or may with the consent, of the Required Lenders, by notice to the Borrower, declare the Advances, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon the Advances, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower; provided, however, that if such event is an Event of Default specified in paragraph (f)(i) or (f)(ii) above with respect to the Borrower (A) the obligation of each Lender to make Advances and the Commitments shall automatically be terminated and (B) the Advances, all such interest and all such amounts shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Borrower.

                                  ARTICLE VII

                                   THE AGENT

         Section 7.1. Authorization and Action. Each Lender hereby appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement as are delegated to the Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto. As to any matters not expressly provided for by this Agreement (including enforcement or collection of the Revolving Credit Notes), the Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Required Lenders, and such instructions shall be binding upon all Lenders and all holders of Revolving Credit Notes; provided, however, that the Agent shall not be required to take any action that exposes the Agent to personal liability or that is contrary to this Agreement or applicable law. The Agent agrees to give to each Lender prompt notice of each notice given to it by the Borrower pursuant to the terms of this Agreement.

         Section 7.2. Agent's Reliance, Etc. Neither the Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with this Agreement, except for its or their own gross negligence or willful misconduct. Without limitation of the generality of the foregoing, the Agent: (i) may treat the Lender that made any Advance as the holder of the Indebtedness resulting therefrom until the Agent receives and accepts an Assignment and Acceptance entered into by such Lender, as assignor, and an Eligible Assignee, as assignee, as provided in Section 8.7; (ii) may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (iii) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (iv) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or to inspect the property (including the books and records) of the Borrower; (v) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other instrument or document furnished pursuant hereto; and (vi) shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by telecopier, telegram or telex) believed by it to be genuine and signed or sent by the proper party or parties.

         Section 7.3. Citibank and Affiliates. With respect to its Commitment, the Advances made by it and the Revolving Credit Note issued to it, Citibank shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent; and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated, include Citibank in its individual capacity. Citibank and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally engage in any kind of business with, the Borrower, any of its Subsidiaries and any Person who may do business with or own securities of the Borrower or any such Subsidiary, all as if Citibank were not the Agent and without any duty to account therefor to the Lenders.

         Section 7.4. Lender Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender and based on the financial statements referred to in Section 4.1 and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

         Section 7.5. Indemnification. The Lenders agree to indemnify the Agent (to the extent not reimbursed by the Borrower), ratably according to the respective principal amounts of the Advances then owed to each of them (or if no Advances are at the time outstanding, ratably according to the respective amounts of their Commitments), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under this Agreement (collectively, the "Indemnified Costs"), provided that no Lender shall be liable for any portion of the Indemnified Costs resulting from the Agent's gross negligence or willful misconduct. Without limitation of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its ratable share of any out-of-pocket expenses (including reasonable counsel fees) incurred by the Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower. In the case of any investigation, litigation or proceeding giving rise to any Indemnified Costs, this Section 7.5 applies whether any such investigation, litigation or proceeding is brought by the Agent, any Lender or a third party.

         Section 7.6. Successor Agent. The Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower and may be removed at any time with or without cause by the Required Lenders. Upon any such resignation or removal, the Required Lenders shall have the right to appoint a successor Agent, provided that the Borrower shall have the right to consent to such successor Agent (which consent shall not be unreasonably withheld or delayed). If no successor Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Agent's giving of notice of resignation or the Required Lenders removal of the retiring Agent, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent, which shall be a commercial bank organized under the laws of the United States of America or of any State thereof and having a combined capital and surplus of at least $500,000,000. Upon the acceptance of any appointment as

Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, discretion, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Agent's resignation or removal hereunder as Agent, the provisions of this Article VII shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement.

         Section 7.7. Other Agents. Each party hereby acknowledges that (a) any co-agent and any other Lender (except in its capacity as a Lender) designated as an "agent" on the cover page hereof and (b) Salomon Smith Barney Inc. as arranger and book manager, shall in each case have no liability hereunder.

                                  ARTICLE VIII

                                 MISCELLANEOUS

         Section 8.1. Amendments Etc. No amendment or waiver of any provision of this Agreement or the Revolving Credit Notes, nor consent to any departure by the Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Required Lenders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no amendment, waiver or consent shall, unless in writing and signed by all the Lenders, do any of the following: (a) waive any of the conditions specified in Section 3.1, (b) increase the Commitments of the Lenders or subject the Lenders to any additional obligations,
(c) reduce the principal of, or interest on, the Advances or any fees or other amounts payable hereunder, (d) postpone any date fixed for any payment of principal of, or interest on, the Advances or any fees or other amounts payable hereunder, (e) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Advances, or the number of Lenders, that shall be required for the Lenders or any of them to take any action hereunder or (f) amend this Section 8.1; provided further that no amendment, waiver or consent shall, unless in writing and signed by the Agent in addition to the Lenders required above to take such action, affect the rights or duties of the Agent under this Agreement or any Loan Document.

         Section 8.2. Notices, Etc. All notices and other communications provided for hereunder shall be in writing (including telecopier, telegraphic or telex communication) and mailed, telecopied, telegraphed, telexed or delivered, if to the Borrower, at its address at [2600 North Central Avenue, Phoenix, Arizona 85004-3014], Attention: Amelia G. Singleterry; if to any Lender, at its Domestic Lending Office specified opposite its name on Schedule I hereto; if to any other Lender, at its Domestic Lending Office specified in the Assignment and Acceptance pursuant to which it became a Lender; and if to the Agent, at its address at Two Penns Way, Newcastle, Delaware 19720, Attention: Bank Loan Syndications Department; or, as to the Borrower or the Agent, at such other address as shall be designated by such party in a written notice to the other parties and, as to each other party, at such other address as shall be designated by such party in a written notice to the Borrower and the Agent. All such notices and communications shall, when mailed, telecopied, telegraphed or telexed, be effective when deposited in the mails, telecopied, delivered to the telegraph company or confirmed by telex answerback, respectively, except that notices and communications to the Agent pursuant to Article II, III or VII shall not be effective until received by the Agent. Delivery by telecopier of an executed counterpart of any amendment or waiver of any provision of this Agreement or the Revolving Credit Notes or of any Exhibit hereto to be executed and delivered hereunder shall be effective as delivery of a manually executed counterpart thereof.

         Section 8.3. No Waiver; Remedies. No failure on the part of any Lender or the Agent to exercise, and no delay in exercising, any right hereunder or under any Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

         Section 8.4. Costs and Expenses; Indemnity.

         (a) The Borrower agrees to pay on demand all costs and expenses of the Agent in connection with the preparation, execution, delivery, administration, modification and amendment of this Agreement, the Loan Documents and the other documents to be delivered hereunder, including (i) all due diligence, syndication (including out-of-pocket printing, distribution and bank meetings), transportation, computer and duplication expenses and (ii) the reasonable fees and expenses of counsel for the Agent with respect thereto and with respect to advising the Agent as to its rights and responsibilities under this Agreement and the Loan Documents. The Borrower further agrees to pay on demand all costs and expenses of the Agent and the Lenders, if any (including reasonable counsel fees and expenses), in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Agreement, the Loan Documents and the other documents to be delivered hereunder or thereunder, including reasonable fees and expenses of counsel for the Agent and the Lenders in connection with the enforcement of rights under this Section 8.4(a).

         (b) The Borrower agrees to indemnify and hold harmless the Agent, the Arranger and Book Manager and each Lender and each of their Affiliates and their officers, directors, employees, agents and advisors (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including reasonable fees and expenses of counsel) incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (i) this Agreement, the Loan Documents, the Related Documents, any of the transactions contemplated herein or therein or the actual or proposed use of the proceeds of the Advances or (ii) the actual or alleged presence of Hazardous Materials on any property of the Borrower or any of its Subsidiaries or any Environmental Action relating in any way to the Borrower or any of its

    Subsidiaries, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 8.4(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Borrower, its directors, shareholders or creditors or an Indemnified Party or any other Person or any Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. The Borrower also agrees not to assert any claim for special, indirect, consequential or punitive damages against the Agent, any Lender, any of their Affiliates, or any of their respective directors, officers, employees, attorneys and agents, and the Agent and each Lender agrees not to assert any claim for special, indirect, consequential or punitive damages against the Borrower, any of its Affiliates, or any of their respective directors, officers, employees, attorneys and agents, on any theory of liability arising out of or otherwise relating to the this Agreement, any Loan Document, any of the transactions contemplated herein or in the Related Documents or the actual or proposed use of the proceeds of the Advances.

         (c) If any payment of principal of, or Conversion of, any Eurodollar Rate Advance, is made by the Borrower to or for the account of a Lender other than on the last day of the Interest Period for such Advance, as a result of a payment or Conversion pursuant to Section 2.7(d) or (e), 2.9 or 2.11, acceleration of the maturity of the Advances pursuant to Section 6.1 or for any other reason or by an Eligible Assignee to a Lender other than on the last day of the Interest Period for such Advance upon an assignment of rights and obligations under this Agreement pursuant to Section 8.7 as a result of a demand by the Borrower pursuant to Section 8.7(a), the Borrower shall, upon demand by such Lender (with a copy of such demand to the Agent), pay to the Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses that it shall actually incur as a result of such payment or Conversion, including any loss (excluding loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such Advance.

         (d) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in Sections 2.10 and 2.13 and this Section 8.4 shall survive the payment in full of principal, interest and all other amounts payable hereunder and under the Loan Documents.

         Section 8.5. Right of Setoff. Upon the occurrence and during the continuance of any Event of Default, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender or such Affiliate to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement and the Loan Documents, whether or not such Lender shall have made any demand under this Agreement or such Loan Document and although such obligations may be unmatured. Each Lender agrees promptly to notify the Agent and the Borrower after any such set-off and application, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of each Lender and its Affiliates under this Section are in addition to other rights and remedies (including other rights of set-off) that such Lender and its Affiliates may have.

         Section 8.6. Binding Effect. This Agreement shall become effective (other than Section 2.1, which shall only become effective upon satisfaction of the conditions precedent set forth in Section 3.1) when it shall have been executed by the Borrower and the Agent and when the Agent shall have been notified by each Lender that such Lender has executed it and thereafter shall be binding upon and inure to the benefit of the Borrower, the Agent and each Lender and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Lenders.

         Section 8.7. Assignments and Participations.

         (a) Each Lender may and, if required by the Borrower (following a demand by such Lender pursuant to Section 2.10 or 2.13) will, with the consent of the Borrower and the Agent (such consents not to be unreasonably withheld or delayed and which consents shall not be required from the Agent or the Borrower in the case of assignment to (i) an Affiliate of such Lender
    (ii) another Lender or its Affiliate or (iii) any Federal Reserve Bank (pursuant to Section 8.7(g)) upon at least five Business Days' notice to the Agent, assign to one or more Persons all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment, the Advances owing to it and the Revolving Credit Note or Notes held by it); provided, however, that (i) each such assignment shall be of a constant, and not a varying, percentage of all rights and obligations under this Agreement, (ii) except in the case of an assignment to a Person that, immediately prior to such assignment, was a Lender or an assignment of all of a Lender's rights and obligations under this Agreement, the amount of the Commitment of the assigning Lender being assigned pursuant to each such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment) shall in no event be less than $10,000,000 or an integral multiple of $1,000,000 in excess thereof, (iii) each such assignment shall be to an Eligible Assignee, (iv) each such assignment made as a result of a demand by the Borrower pursuant to this Section 8.7(a) shall be arranged by the Borrower after consultation with the Agent and shall be either an assignment of all of the rights and obligations of the assigning Lender under this Agreement or an assignment of a portion of such rights and obligations made concurrently with another such assignment or other such assignments that together cover all of the rights and obligations of the assigning Lender under this Agreement, (v) no Lender shall be obligated to make any such assignment as a result of a demand by the Borrower pursuant to this Section 8.7(a) if an Event of Default has occurred and is continuing or unless and until such Lender shall have received one or more payments from either the Borrower or one or more Eligible Assignees in an aggregate amount at least equal to the aggregate outstanding principal amount of the Advances owing to such Lender, together with accrued interest thereon to the date of payment of such principal amount and all other amounts payable to such Lender under this Agreement, and (vi) the parties to each such assignment shall execute and deliver to the Agent, for its acceptance and recording in the Register, an Assignment and Acceptance, together with any Revolving Credit Note subject to such assignment and a processing and recordation fee of $3,500. Upon such execution, delivery, acceptance and recording, from and after the effective date specified in each Assignment and Acceptance, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender hereunder and (y) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto).

         (b) By executing and delivering an Assignment and Acceptance, the Lender assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other instrument or document furnished pursuant hereto; (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or the performance or observance by the Borrower of any of its obligations under this Agreement or any other instrument or document furnished pursuant hereto; (iii) such assignee confirms that it has received a copy of this Agreement, together with copies of the financial statements referred to in Section 4.1 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance;
    (iv) such assignee will, independently and without reliance upon the Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement;
    (v) such assignee confirms that it is an Eligible Assignee; (vi) such assignee appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement as are delegated to the Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto; and (vii) such assignee agrees that it will perform in accordance with their terms all of the obligations that by the terms of this Agreement are required to be performed by it as a Lender.

         (c) Upon its receipt of an Assignment and Acceptance executed by an assigning Lender and an assignee representing that it is an Eligible Assignee, together with any Revolving Credit Note or Notes subject to such assignment, the Agent shall, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit C hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to the Borrower.

         (d) The Agent shall maintain at its address referred to in Section 8.2 a copy of each Assignment and Acceptance delivered to and accepted by it and a register for the recordation of the names and addresses of the Lenders and the Commitment of, and principal amount of the Advances owing to, each Lender from time to time (the "Register"). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

         (e) Each Lender may sell participations to one or more banks or other entities (other than the Borrower or any of its Affiliates) in or to all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment, the Advances owing to it and any Revolving Credit Note or Notes held by it); provided, however, that (i) such Lender's obligations under this Agreement (including its Commitment to the Borrower hereunder) shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) such Lender shall remain the holder of any such Revolving Credit Note for all purposes of this Agreement, (iv) the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and (v) no participant under any such participation shall have any right to approve any amendment or waiver of any provision of this Agreement or any Loan Document, or any consent to any departure by the Borrower therefrom, except to the extent that such amendment, waiver or consent would reduce the principal of, or interest on, the Revolving Credit Notes or any fees or other amounts payable hereunder, in each case to the extent subject to such participation, or postpone any date fixed for any payment of principal of, or interest on, the Revolving Credit Notes or any fees or other amounts payable hereunder, in each case to the extent subject to such participation.

         (f) Any Lender may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 8.7, disclose to the assignee or participant or proposed assignee or participant, any information relating to the Borrower furnished to such Lender by or on behalf of the Borrower; provided that, prior to any such disclosure, the assignee or participant or proposed assignee or participant shall agree to preserve the confidentiality of any Confidential Information relating to the Borrower received by it from such Lender.

         (g) Notwithstanding any other provision set forth in this Agreement, any Lender may at any time create a security interest in all or any portion of its rights under this Agreement (including the Advances owing to it and any Revolving Credit Note or Notes held by it) in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System.

         Section 8.8. Confidentiality. Neither the Agent nor any Lender shall disclose any Confidential Information to any other Person without the consent of the Borrower, other than (a) to the Agent's or such Lender's Affiliates and their officers, directors, employees, agents and advisors and, as contemplated by Section 8.7(f), to actual or prospective assignees and participants, and then only on a confidential basis, (b) as required by any law, rule or regulation or judicial process and (c) as requested or required by any state, federal or foreign authority or examiner regulating banks or banking and having jurisdiction over such Lender.

         Section 8.9. Governing Law. This Agreement and the Revolving Credit Notes shall be governed by, and construed in accordance with, the laws of the State of New York.

         Section 8.10. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

         Section 8.11. Jurisdiction, Etc.

         (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or the Loan Documents in the courts of any jurisdiction.

         (b) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the Revolving Credit Notes in any New York State or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

         Section 8.12. Waiver of Jury Trial. Each of the Borrower, the Agent and the Lenders hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the Revolving Credit Notes or the actions of the Agent or any Lender in the negotiation, administration, performance or enforcement thereof.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                    PHELPS DODGE CORPORATION,
                                    as Borrower


                                    By:
                                       -----------------------------------------
                                       Title:


                                    CITIBANK, N.A.,
                                    as Agent and as a Lender


                                    By:
                                       -----------------------------------------
                                       Title:


                                    FIRST UNION NATIONAL BANK,
                                    as a Lender


                                    By:
                                       -----------------------------------------
                                       Title:


                                    MORGAN GUARANTY TRUST COMPANY OF NEW YORK, as a Lender


                                    By:
                                       -----------------------------------------
                                       Title:

                                   SCHEDULE I

                             LENDERS AND COMMITMENTS
                             -----------------------


Lender                                                               Commitment
------                                                               ----------

1.   Citibank, N.A.                                                 $250,000,000

     Domestic Lending Office:
          Two Penns Way
          New Castle, Delaware 19720
          Attn: Ray Dunning
          Fax: 212 832 9857


2.   First Union National Bank                                      $200,000,000

     Domestic Lending Office:
          301 S. College Street
          Charlotte, NC  28288
          Attn: Peter D. Steffen
          Fax: 704 383 7236

3.   Morgan Guaranty Trust Company of New York                      $200,000,000

     Domestic Lending Office:
          60 Wall Street
          New York NY 102006
          Attn: Kira Hindsley
          Fax: 302 634 1852

     Eurodollar Lending Office:
          Nassau Bahamas Office
          c/o J.P. Morgan Services Inc.
          500 Stanton - Christina Road
          Newark, DE 19713
          Attn: Kira Hindsley
          Fax: 302 634 1852


                                                             Total: $650,000,000

                                   SCHEDULE II

                          APPLICABLE FACILITY FEE RATE,
                              APPLICABLE MARGIN AND
                         APPLICABLE UTILIZATION FEE RATE
                         -------------------------------

------------------------------------------------------------------------------------------
Borrower's long term senior         Applicable       Applicable            Applicable
unsecured non-credit                  Margin      Facility Fee Rate   Utilization Fee Rate
enhanced debt rating               (% per annum)    (% per annum)         (% per annum)
------------------------------------------------------------------------------------------
Greater than or equal to A- by
Standard & Poor's or A3 by             0.32             0.08                  0.10
Moody's
-----------------------------------------------------------------------------------------
Less than A- by Standard &
Poor's and A3 by Moody's but
greater than or equal to BBB+ by       0.40             0.10                  0.125
Standard & Poor's or Baa1 by
Moody's
-----------------------------------------------------------------------------------------
Less than BBB+ by Standard &
Poor's and Baa1 by Moody's but
greater than or equal to BBB by        0.50             0.125                 0.125
Standard & Poor's or Baa2 by
Moody's
-----------------------------------------------------------------------------------------
Less than BBB by Standard &
Poor's and Baa2 by Moody's but
greater than or equal to BBB- by       0.725            0.15                  0.125
Standard & Poor's and Baa3 by
Moody's
-----------------------------------------------------------------------------------------
Less than BBB- by Standard &
Poor's and Baa3 by Moody's but
greater than or equal to BBB- by       0.80             0.20                  0.25
Standard & Poor's or Baa3 by
Moody's
-----------------------------------------------------------------------------------------
Less than BBB- by Standard
& Poor's and Baa3 by Moody's           1.20             0.30                  0.50
-----------------------------------------------------------------------------------------

                                  SCHEDULE III

                          BORROWER AND ITS SUBSIDIARIES
                          -----------------------------



                         PRINCIPAL DOMESTIC SUBSIDIARIES

                                          Percentage of
                                          Voting Stock
                                        held by Borrower
                                             and its       Jurisdiction
                                           Associated           of
          Name                              Companies      Incorporation

Colombian Chemicals Company                    100           Delaware
Phelps Dodge Chino, Inc.                       100           Delaware
Phelps Dodge Industries, Inc.                  100           Delaware
Phelps Dodge Morenci, Inc.                     100           Delaware
Phelps Dodge Refining Corporation              100           New York


                                  SUBSIDIARIES
                (OTHER THAN PRINCIPAL DOMESTIC SUBSIDIARIES)

                                                                 Percentage of
                                                               Voting Stock held
                                                                by Borrower and
                                                                 its Associated
                                Name                                Companies

AAV Corporation                                                      100.00%
Aisiamientos Plasticos, C.A. (PLASTICA)                              100.00%
Ajo Improvement Company                                              100.00%
Alambres y Cables de Panama, S.A. (ALCAP)                             78.08%
Alambres y Cables Venezolanos, C.A. (ALCAVE)                          89.96%
ALCAP Commercial, S.A. (ALCOMER)                                     100.00%
Alcave Trading                                                       100.00%
Alcoa Fios e Cabos Electricos S.A.                                    60.00%
Arizona Community Investment Corporation                             100.00%
Ashfork Mines Limited                                                100.00%
Aurex International (Barbados) Ltd.                                  100.00%
Bisbee Queen Mining Company                                           65.90%
Burro Chief Copper Company                                           100.00%
Busa Mining Co., Inc.                                                100.00%
Cables Electricos Ecuatorianos, C.A. (CABLEC)                         67.10%

                                                                 Percentage of
                                                               Voting Stock held
                                                                by Borrower and
                                                                 its Associated
                                Name                                Companies

Cahose, S.A. (Panama)                                                 78.08%
Canapian Mining Co., Inc.                                            100.00%
Capital Gestao de Negocios Ltda.                                     100.00%
CAV Corporation                                                      100.00%
Chino Mines Company                                                   66.67%
CIS Venture Kazakstan, L.L.C.                                         60.00%
CIS Venture Kyrgystan, L.L.C.                                         60.00%
Cobre Cerrillos S.A. (COCESA)                                         65.86%
Cobre del Mayo, S.A. de C.V.                                          70.00%
Cobre Mining Company                                                 100.00%
Cocesa Ingenieria y Construccion, S.A. (COCETEL)                     100.00%
Cocetel del Plata, S.A. (Argentina)                                   95.00%
Cocetel El Salvador                                                  100.00%
Cocetel Ingenieria y Construccion, C.A. (Venezuela)                  100.00%
Columbian Carbon Deutschland G.M.B.H.                                 90.00%
Columbian Carbon Europe S.R.L.                                       100.00%
Colurnbian Carbon International (France) S.A.                        100.00%
CoIumbian Carbon Japan Ltd.                                           50.00%
Columbian Carbon Philippines, Inc.                                    88.20%
Columbian Carbon Spain, S.A.                                         100.00%
Columbian Chemicals Brazil, S.A.                                     100.00%
Columbian Chemicals Canada, Ltd.                                     100.00%
Columbian Chemicals Europe, GMBH                                     100.00%
Columbian Chemicals Korea Co., Ltd.                                   85.00%
Columbian Holding Company                                             98.00%
Columbian International Chemicals Corporation (CICC)                 100.00%
Columbian International Trading Company                              100.00%
Columbian Technology Company                                         100.00%
Columbian Tiszai Carbon Ltd.                                          60.00%
Columbian (U.K.) Limited (CUKL)                                      100.00%
Compania Contractual Minera Candelaria                                80.00%
Compania Contractual Minera Ojos del Salado                          100.00%
Conducen Phelps Dodge Centro America El Salvador, S.A. de C.V.       100.00%
Conductores y Aluminio, C.A. (CONAL)                                 100.00%

                                                                 Percentage of
                                                               Voting Stock held
                                                                by Borrower and
                                                                 its Associated
                                Name                                Companies

Conductores Electricos de Centro America, S.A.(CONELCA)               72.39%
CONDUCEN, S.A.                                                        73.42%
CONDUCOMER, S.A. (formerly INDELEC)                                  100.00%
Corobong Mining Co., Inc.                                            100.00%
Daguma Mining Co., Inc.                                              100.00%
Dodge & James Insurance Company, Ltd.                                100.00%
Dulugan Mining Co., Inc.                                             100.00%
Dumulag MIning Co., Inc.                                             100.00%
Electroconductores de Honduras, S.A. de C.V. (ECOHSA)                 60.00%
Fabrica de Conductores Electricos, S.A. (FACELEC)                    100.00%
Ferragudo Mining of Portugal, L.L.C.                                  70.00%
Geomining L.L.C.                                                      51.00%
Grasshopper, L.L.C.                                                   60.00%
Habirshaw Cable and Wire Corporation                                 100.00%
Hudson International Conductors Japan, Ltd.                          100.00%
Industria de Conductores Electricos, C.A. (ICONEL)                   100.00%
Inversiones de Cobre Chile Co., S.A.                                 100.00%
Iponan Mining Co., Inc.                                              100.00%
Isulan Mining Co., Inc.                                              100.00%
James Douglas Insurance Company, Ltd.                                100.00%
Kidapawan Mining Co., Inc.                                           100.00%
Kumakata Mining Co., Inc.                                            100.00%
Kyruso Mining Co., Inc.                                              100.00%
Lambunao Mining Co., Inc.                                            100.00%
Lumintao Mining Co., Inc.                                            100.00%
Macote Mining Co., Inc.                                              100.00%
Makilala Mining Co., Inc                                             100.00%
Malampay Mining Co., Inc.                                            100.00%
Malibato Mining Co., Inc.                                            100.00%
Mambalili Mining Co., Inc.                                           100.00%
Mambusao Mining Co., Inc.                                            100.00%
Metal Fabricators of Zambia Limited (ZAMEFA)                          51.00%
Metallic Ventures, Inc.                                              100.00%
Minera Aurex (Chile) Limitada                                         99.00%
Mineracao Serra do Sossego S.A.                                       50.00%

                                                                 Percentage of
                                                               Voting Stock held
                                                                by Borrower and
                                                                 its Associated
                                Name                                Companies

Minera Cobre Chile Co., S.A.                                         100.00%
Minera Cobre Chile Limitada                                           99.00%
Minera La Mesa, S.A. de C.V.                                         100.00%
Minera Las Clauditas, S.A.                                            84.00%
Minera Las Trancas, S.A. de C.V.                                     100.00%
Minera Papago, SA de C.V.                                             99.90%
Minera Phelps Dodge del Peru S.A.                                    100.00%
Minera Phelps Dodge Mexico, S de RL de CV                            100.00%
Minuet Realty Corp.                                                  100.00%
Norala Miring Co., Inc.                                              100.00%
Oclaves Limited                                                      100.00%
Pacific Western Land Company                                         100.00%
Pallmbang Mining Co., Inc.                                           100.00%
PD Candelaria, Inc.                                                  100.00%
PD Cobre del Mayo, Inc.                                              100.00%
PD Cobre, Inc.                                                       100.00%
PD Colombia S.A.                                                     100.00%
PDEP Inc.                                                            100.00%
PD Explorations, Inc.                                                100.00%
PD Indonesia CorporatIon                                             100.00%
PD Las Bambas Corporation                                            100.00%
PD Mineral Development Company (U.K.) Ltd.                            98.00%
PD Ojos del Salado, Inc.                                             100.00%
PD Peru, Inc.                                                        100.00%
PD Rus, LLC                                                          100.00%
PD Russia, Inc.                                                       99.00%
PD-Siam Rod Company Ltd.                                              65.00%
Phelps Dodge Africa Cable Corporation (PDACC)                        100.00%
Phelps Dodge Ajo, Inc.                                               100.00%
Phelps Dodge Australasia, Inc.                                       100.00%
Phelps Dodge Centro America Honduras, S.A. de C.V.                   100.00%
Phelps Dodge Centro Amerlca, SA. Nicaragua                           100.00%
Phelps Dodge Chino, Inc.                                             100.00%
Phelps Dodge Corporation of Canada, Limited                          100.00%
Phelps Dodge Development Corporation                                 100.00%

                                                                 Percentage of
                                                               Voting Stock held
                                                                by Borrower and
                                                                 its Associated
                                Name                                Companies


Phelps Dodge do Brasil Mineracao Ltda                                 99.99%
Phelps Dodge Dublin, Inc.                                            100.00%
Phelps Dodge Energy Services, LLC                                    100.00%
Phelps Dodge Enfield Corporation                                     100.00%
Phelps Dodge Espanola Co.                                            100.00%
Phelps Dodge ExploratIon Corporation                                 100.00%
Phelps Dodge Exploration East, Inc.                                  100.00%
Phelps Dodge Exploration India Private Limited                       100.00%
Phelps Dodge Foundation                                                 -
Phelps Dodge Hidalgo, Inc.                                           100.00%
Phelps Dodge High Performance Conductors of NJ, Inc.                 100.00%
Phelps Dodge High Pertarmance Conductors of SC & GA, Inc.            100.00%
Phelps Dodge Industries, Inc. (PDI)                                  100.00%
Phelps Dodge International Corporation                               100.00%
Phelps Dodge Madagascar S.A.R.L.                                      99.00%
Phelps Dodge Magnet Wire (Austria) GrnbH                             100.00%
Phelps Dodge Magnet Wire de Mexico, SA de CV                          99.00%
Phelps Dodge Mercantile Company                                      100.00%
Phelps Dodge Mining (Zambia) Limited                                 100.00%
Phelps Dodge Mining Services, Inc.                                   100.00%
Phelps Dodge Molybdenum Corporation                                  100.00%
Phelps Dodge Morenci, Inc.                                           100.00%
Phelps Dodge of Africa, Ltd.                                         100.00%
Phelps Dodge of Botswana (Pty) Ltd.                                  100.00%
Phelps Dodge Oversees Capital Corporation                            100.00%
Phelps Dodge Overseas Marketing Corporation                          100.00%
Phelps Dodge Real Estate Services Company de Mexico SA de CV          99.00%
Phelps Dodge Refining Corporation                                    100.00%
Phelps Dodge Safford, Inc.                                           100.00%
Phelps Dodge Sales Company, Incorporated                             100.00%
Phelps Dodge Thailand Limited                                         75.47%
Phelps Dodge Tyrone, Inc.                                            100.00%
Phelps Dodge Wire and Cable Holding de Mexico SA de CV                99.00%
Phelps Dodge Wire and Cable Services de Mexico, SA de CV              99.00%

                                                                 Percentage of
                                                               Voting Stock held
                                                                by Borrower and
                                                                 its Associated
                                Name                                Companies

Phelps Dodge Wire & Cable Trading Company de Mexico, SA de CV         99.00%
Phelps Dodge Yanti Cable Company                                      60.00%
Phelps Dodge Yantai China Holdings Inc.                               66.67%
Pietersburg Iron Company (Proprietary) Limited                        50.00%
Pollac Mining Co., Inc.                                              100.00%
Proper Equipment Co.                                                  80.00%
Proveedorade Cables y Alambres PDCA Guatemala, S.A.                  100.00%
PT Kutaraja Tembaga Raya                                              75.00%
Representaciones de Industries Venezolanas, C.A. (REDIVENCA)         100.00%
Sabang Mining Co., Inc.                                              100.00%
Savanna Development Co., Ltd.                                        100.00%
Sevalco Limited                                                      100.00%
Sevalco (Trustee) Ltd.                                               100.00%
Sofia Mineral Ltd. (Sornin) (partnership)                             50.00%
Soner, Inc.                                                          100.00%
St. Joseph Phelps Dodge Exploration Pty. Ltd.                         50.00%
Tambali MIning Co., Inc.                                             100.00%
T.I.E. (Trading Import Export)                                       100.00%
Tien Shen Minerals                                                    50.00%
The Morenci Water & Electric Company                                 100.00%
Tucson, Cornelia and Gila Bend Railroad Co.                          100.00%
Warren Company                                                       100.00%
Western Nuclear Australia Limited                                    100.00%
Western Nuclear, Inc.                                                100.00%

                                                            EXHIBIT A -- FORM OF
                                                              REVOLVING CREDIT
                                                               PROMISSORY NOTE



                                 PROMISSORY NOTE


Lender: ______________________


Principal Amount:  U.S.$______                   Dated: _______________, 199_


         FOR VALUE RECEIVED, the undersigned, PHELPS DODGE CORPORATION, a New York corporation (the "Borrower"), HEREBY PROMISES TO PAY to the order of the Lender named above (the "Lender") for the account of its Applicable Lending Office on the Termination Date (as defined in the Credit Agreement referred to below) the Principal Amount set forth above or, if less, the aggregate principal amount of the Advances made by the Lender to the Borrower pursuant to the Credit Agreement dated as of October [18], 1999 among the Borrower, the Lender and certain other lenders parties thereto, and Citibank, N.A. as Agent for the Lender and such other lenders (as amended or modified from time to time, the "Credit Agreement"; the terms defined therein being used herein as therein defined) outstanding on such date.

         The Borrower promises to pay interest on the unpaid principal amount of each Advance from the date of such Advance until such principal amount is paid in full, at such interest rates, and payable at such times, as are specified in the Credit Agreement.

         Both principal and interest are payable in lawful money of the United States of America to Citibank, N.A., as Agent, at 399 Park Avenue, New York, New York 10043, in same day funds. Each Advance owing to the Lender by the Borrower pursuant to the Credit Agreement, and all payments made on account of principal thereof, shall be recorded by the Lender and, prior to any transfer hereof, endorsed on the grid attached hereto which is part of this Promissory Note.

         This Promissory Note is one of the Revolving Credit Notes referred to in, and is entitled to the benefits of, the Credit Agreement. The Credit Agreement, among other things, (i) provides for the making of Advances by the Lender to the Borrower from time to time in an aggregate amount not to exceed at any time outstanding the U.S. dollar amount first above mentioned, the indebtedness of the Borrower resulting from each such Advance being evidenced by this Promissory Note and (ii) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events upon the terms and conditions therein specified.

                                    PHELPS DODGE CORPORATION


                                    By:
                                       -----------------------------------------
                                       Title:

                       ADVANCES AND PAYMENTS OF PRINCIPAL


================================================================================
                                 Amount of
                                 Principal         Unpaid
                Amount of        Paid              Principal         Notation
Date            Advance          or Prepaid        Balance           Made By
--------------------------------------------------------------------------------


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================================================================================

                                                            EXHIBIT B -- FORM OF
                                                             NOTICE OF REVOLVING
                                                                CREDIT BORROWING



Citibank, N.A., as Agent
  for the Lenders party to
  the Credit Agreement
  referred to below
[Two Penns Way
New Castle, Delaware  19720]

                                     [Date]

Attention:  Bank Loan Syndications Department

Ladies and Gentlemen:

         The undersigned, Phelps Dodge Corporation, refers to the Credit Agreement, dated as of October [18], 1999 (as amended or modified from time to time, the "Credit Agreement", the terms defined therein being used herein as therein defined), among the undersigned, certain Lenders parties thereto and Citibank, N.A., as Agent for said Lenders, and hereby gives you notice, irrevocably, pursuant to Section 2.2 of the Credit Agreement that the undersigned hereby requests a Revolving Credit Borrowing under the Credit Agreement, and in that connection sets forth below the information relating to such Revolving Credit Borrowing (the "Proposed Revolving Credit Borrowing") as required by Section 2.2(a) of the Credit Agreement:

              (i) The Business Day of the Proposed Revolving Credit Borrowing is ___________, [1999] [2000].

              (ii) The Type of Advances comprising the Proposed Revolving Credit Borrowing is [Base Rate Advances] [Eurodollar Rate Advances].

              (iii) The aggregate amount of the Proposed Revolving Credit Borrowing is $______________.

              [(iv) The initial Interest Period for each Eurodollar Rate Advance made as part of the Proposed Revolving Credit Borrowing is [seven days] [_____ month[s]].]

         The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the Proposed Revolving Credit Borrowing:

              (A) the representations and warranties contained in Section 4.1 of the Credit Agreement (except the representations set forth in Section 4.1(b)) are correct, before and after giving effect to the Proposed

         Revolving Credit Borrowing and to the application of the proceeds therefrom, as though made on and as of such date; and

              (B) no event has occurred and is continuing, or would result from such Proposed Revolving Credit Borrowing or from the application of the proceeds therefrom, that constitutes a Default.

                                    Very truly yours,

                                    PHELPS DODGE CORPORATION


                                    By:
                                       -----------------------------------------
                                       Title:

                                                            EXHIBIT C -- FORM OF
                                                                  ASSIGNMENT AND
                                                                      ACCEPTANCE



                            ASSIGNMENT AND ACCEPTANCE


         Reference is made to the Credit Agreement dated as of October [18], 1999 (as amended or modified from time to time, the "Credit Agreement") among Phelps Dodge Corporation., a New York corporation (the "Borrower"), the Lenders (as defined in the Credit Agreement) and Citibank, N.A., as agent for the Lenders (the "Agent"). Terms defined in the Credit Agreement are used herein with the same meaning.

         The "Assignor" and the "Assignee" referred to on Schedule I hereto agree as follows:

         1. The Assignor hereby sells and assigns to the Assignee, and the assignee hereby purchases and assumes from the Assignor, an interest in and to the Assignor's rights and obligations under the Credit Agreement as of the date hereof equal to the percentage interest specified on Schedule 1 hereto of all outstanding rights and obligations under the Credit Agreement. After giving effect to such sale and assignment, the Assignee's Commitment and the amount of the Advances owing to the Assignee will be as set forth on Schedule 1 hereto.

         2. The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document furnished pursuant thereto; (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or the performance or observance by the Borrower of any of its obligations under the Credit Agreement or any other instrument or document furnished pursuant thereto; and (iv) attaches the Revolving Credit Note, if any held by the Assignor.

         3. The Assignee (i) confirms that it has received a copy of the Credit Agreement, together with copies of the financial statements referred to in
Section 4.1 thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon the Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (iii) confirms that it is an Eligible Assignee; (iv) appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Credit Agreement as are delegated to the

Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto; (v) agrees that it will perform in accordance with their terms all of the obligations that by the terms of the Credit Agreement are required to be performed by it as a Lender; and (vi) attaches any U.S. Internal Revenue Service forms required under Section 2.13 of the Credit Agreement.

         4. Following the execution of this Assignment and Acceptance, it will be delivered (if required pursuant to Section 8.7 of the Credit Agreement) to the Borrower for approval and to the Agent for acceptance and recording by the Agent (provided that such acceptance and recording shall only be made if the Borrower and the Agent have consented thereto to the extent required by Section
8.7 of the Credit Agreement). The effective date for this Assignment and Acceptance (the "Effective Date") shall be the date of acceptance hereof by the Agent, unless otherwise specified on Schedule 1 hereto.

         5. Upon such acceptance and recording by the Agent, as of the Effective Date, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement.

         6. Upon such acceptance and recording by the Agent, from and after the Effective Date, the Agent shall make all payments under the Credit Agreement and the Revolving Credit Notes in respect of the interest assigned hereby (including all payments of principal, interest and facility fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement and the Revolving Credit Notes for periods prior to the Effective Date directly between themselves.

         7. This Assignment and Acceptance shall be governed by, and construed in accordance with, the laws of the State of New York.

         8. This Assignment and Acceptance may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of Schedule 1 to this Assignment and Acceptance by telecopier shall be effective as delivery of a manually executed counterpart of this Assignment and Acceptance.

         IN WITNESS WHEREOF, the Assignor and the Assignee have caused Schedule 1 to this Assignment and Acceptance to be executed by their officers thereunto duly authorized as of the date specified thereon.

                                   Schedule 1
                                       to
                            Assignment and Acceptance

Percentage interest assigned:                                             _____%

Assignee's Commitment:                                          $______

Aggregate outstanding principal of Advances assigned:           $______

Principal amount of Revolving Credit Note payable to Assignee:  $______

Principal amount of Revolving Credit Note payable to Assignor:  $______

Effective Date*:  ____________, [____]



                                    [NAME OF ASSIGNOR], as Assignor


                                    By:
                                       -----------------------------------------
                                       Title:

                                    Dated:  ___________, [____]


                                    [NAME OF ASSIGNEE], as Assignee


                                    By:
                                       -----------------------------------------
                                       Title:

                                    Dated:  ___________, [____]

                                    Domestic Lending Office:
                                        [Address]

                                    Eurodollar Lending Office:
                                        [Address]

_____________________

* This date should be no earlier than five Business Days after the delivery of this Assignment and Acceptance to the Agent.

Accepted [and Approved] this
_____ day of ___________, [____]

___________________, as Agent


By:
   --------------------------------
   Title:


[Approved this _____ day
of ___________, [____]

PHELPS DODGE CORPORATION


By:                             ]*
   --------------------------------
   Title:


















____________________

*    Required if the Assignee is an Eligible Assignee solely by reason of clause
     (iii) of the definition of "Eligible Assignee".

                                                             EXHIBIT D-1 FORM OF
                                                             OPINION OF INTERNAL
                                                        COUNSEL FOR THE BORROWER



                     [FINAL FORM TO BE ATTACHED AT CLOSING]

                                                             EXHIBIT D-2 FORM OF
                                                             OPINION OF EXTERNAL
                                                        COUNSEL FOR THE BORROWER



                     [FINAL FORM TO BE ATTACHED AT CLOSING]





























                                      D-2